                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ X ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[ ] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                                       or

[ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


                           EQUILAR CAPITAL CORPORATION
             (Exact name of Registrant as specified in its Charter)

                           PROVINCE OF ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

                          25 Toronto Street, Suite 200
                                Toronto, Ontario
                                     M5C 2R1
                     (Address of Principal Executive Office)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

TITLE OF EACH CLASS                                        NAME OF EACH EXCHANGE
                                                            ON WHICH REGISTERED

None                                                           Not Applicable

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           Common Shares, no par value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                 Not Applicable
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report: 29,363,702 common shares as of June 29, 2001.

Indicate by check mark whether Registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)), and (2) has been subject to such filing requirements for the past 90 days.

Yes     [   ]            No    [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     [ X ]          Item 18     [   ]

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                             Margaret G. Graf, Esq.
                            Freya L. Christian, Esq.
                           Crosby, Heafey, Roach & May
                            1901 Avenue of the Stars
                                    Suite 700
                              Los Angeles, CA 90067

                                 with a copy to:

                                Boyden & Company
                                25 Toronto Street
                                    Suite 200
                        Toronto, Ontario, CANADA M5C 2R1

                                TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS...............................................1

OVERVIEW          .................................................................................2

PART I

Item 1.           Identity of Directors, Senior Management and Advisers............................3
Item 2.           Offer Statistics and Expected Timetable..........................................4
Item 3.           Key Information..................................................................4
Item 4.           Information on the Company......................................................16
Item 5.           Operating and Financial Review and Prospects....................................26
Item 6.           Directors, Senior Management and Employees......................................29
Item 7.           Major Shareholders and Related Party Transactions...............................32
Item 8.           Financial Information...........................................................33
Item 9.           The Offer and Listing...........................................................35
Item 10.          Additional Information..........................................................35
Item 11.          Quantitative and Qualitative Disclosures About Market Risk......................40
Item 12.          Description of Securities other than Equity Securities..............Not Applicable

PART II

Item 13           Defaults, Dividend Arrearages and Delinquencies.....................Not applicable
Item 14           Material Modifications to the Rights
                  of Security Holders and Use of Proceeds.............................Not Applicable
Item 15           (Reserved)..............................................................(Reserved)
Item 16           (Reserved)..............................................................(Reserved)

PART III

Item 17.          Financial Statements............................................................40
Item 18.          Financial Statements................................................Not Applicable
Item 19.          Exhibits........................................................................41

SIGNATURES

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Our disclosure and analysis in this registration statement contain some forward-looking statements. Certain of the matters discussed concerning our operations, cash flows, financial position, economic performance and financial condition, including, in particular, future sales, product demand, growth of our industry, competition, exchange rate fluctuations, the effect of economic conditions and technological difficulties include forward-looking statements within the meaning of section 27A of the Securities Act of 1933, referred to herein as the Securities Act, and Section 21E of the Securities Exchange Act of 1934.

         Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital, capital expenditures and other projections, they are subject to several risks and uncertainties, and therefore, we can give no assurance that these statements will be achieved.

         Our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

         As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than projected. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of unanticipated events.

         We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. Also note that we provide a cautionary discussion of risk and uncertainties under the caption "Risk Factors" in this registration statement. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                    OVERVIEW

Equilar Capital Corporation was organized in July 2000 under the laws of the Province of Ontario, Canada. Currently, our common shares, no par value, trade on the Canadian Unlisted Board ("CUB") under the symbol "EQLR" and, for U.S. clearances under the symbol "EQLRF". We were established to pursue new and innovative technologies in the communications field. During 2000, we focused on identifying potential technologies and coalescing our business strategy. We have only nominal revenues to date and are a development stage company, since we have only been in active operations for approximately one year.

Through our acquisition of Credit Chip Corporation ("Credit Chip") in January 2001, we became focused on using RF (radio frequency) technologies to enable targeted devices to identify and control the security, the access to and the actual usage of a full range of products and services. Credit Chip is now a wholly-owned subsidiary and its founder, Robert Simoneau, who developed the C-Chip ("C-Chip") technology, oversees our technology efforts.

Our first product is the C-Chip device, a branded benefit-denial receiver which is incorporated as a hardware chip set in business machines, consumer products or other devices. Authorized users input remote instructions to regulate, upgrade or disable use of a device. The instructions are transmitted by wireless communications to the C-Chip located at the targeted device. Our target markets are businesses and financial and leasing entities that want to control the use, and enhance the security, of their assets and products, such as vehicles, office and mechanical equipment and consumer electronic products.

The C-Chip will be supported principally by our Secure Data Management Center ("SDMC") web-based enabling modules that will provide communications from a central operation center to the C-Chip wherever it is embedded. The C-Chip product will be available for non-Internet users through telephonic and other traditional communications systems, but we anticipate that the principal usage will be through the SDMC web-based, e-commerce model. Commercial distribution of the C-Chip is expected in early fall 2001, when the SDMC protocol will be available for commercial distribution.

Our second product is the MX, our modular vehicle defense system. The MX consists of wireless modules with variable features and can be installed in any vehicle, either during manufacture or after the vehicle has been purchased. It offers bidirectional communications and, initially, is expected to be used primarily to prevent theft and notify authorities in real time in the event of a theft. The MX will be in beta testing during the fall of 2001 and should be available in limited markets in late 2001. We are currently engaged in research and development of other related products as applications.

We anticipate that our revenues will initially be generated through the sale of hardware, from transaction fees for the SDMC and from one-time fees for specialized applications and installation. In the future, we anticipate that fees from licensing our current and future technology to third parties and transaction fees from end users will comprise a significant portion of our revenues.

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

The Company has a Board of Directors of five persons, all of whom are elected annually by the shareholders at the annual general meeting. The initial directors were elected in 2000 and are serving until our first annual meeting in October 2001. The Directors elected at that meeting will continue until the next annual meeting or until they sooner resign. The Company's officers are elected by the Board of Directors and serve as the Board of Directors determines.

A.       Directors and Senior Management.

The names, business addresses and functions of our directors and the members of senior management serving in office August 1, 2001, are as follows:


NAME                                        BUSINESS ADDRESS                          FUNCTION
Robert Simoneau                             2481 Guenette                             Director/President/
                                            St.-Laurent, Quebec                       Chief Technologist
                                            H4R 2E9

Stephane Solis                              2481 Guenette                             Director/Vice President,
                                            St.-Laurent, Quebec                       Finance
                                            H4R 2E9

Richard Janeczko                            3 Highbourne Road                         Director
                                            Toronto, Ontario
                                            M5P 2J1

Trevor Pereira                              26 Mallard Road                           Director
                                            Toronto, Ontario
                                            M3B 1S3

Giuseppe Indelicato                         777 Bloomfield                            Director
                                            Outremont, Quebec
                                            H2V 3S4

B.       Advisers.

Boyden & Company serves as our General Counsel.

To date, we have maintained a commercial banking relationship with the Bank of Nova Scotia at their branches in Toronto and the Canadian Imperial Bank of Commerce at their branch offices in Quebec and have had relationships with several financial advisers, but, to date, none of these arrangements have been pursuant to a formal engagement. As our operations expand and at or prior to the effectiveness of this registration statement, we expect to engage one or more qualified market makers and may retain an investor relations consultant to assist us with matters related to our participation in U.S. capital markets.

C.       Auditors.

Since our inception in 2000, Harris & Partners (Canadian Institute of Chartered Accountants), 30 Wertheim Court, Unit 20, Richmond Hill, Ontario, L4B 1B9, has been our auditors.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.    KEY INFORMATION.

A.       Selected Financial Data.

The selected financial data presented below is derived from our financial statements, which have been examined by Harris & Partners, Chartered Accountants, and are included elsewhere herein. The pro-forma consolidated financial statements, the interim consolidated financial statements for the three months ended March 31, 2001 and the financial statements of Credit Chip for the year ended December 31, 2000 have been examined by Desjardins Gagliardi, Chartered Accountants who served as accountant to Credit Chip. The information set forth below should be read in conjunction with our consolidated financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5).

For the reasons set forth herein, the information shown below may not be indicative of our future results of operation. Unless otherwise noted, all financial data contained in this section and throughout the document is presented in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

                                                                                      Equilar            Equilar
                                                                                      Capital            Capital
                                                  Equilar            Credit         Corporation        Corporation
                                                  Capital             Chip           Pro-forma        Consolidated
                                                Corporation       Corporation        12/31/2000        03/31/2001
                                                 12/31/2000      12/31/2000(1)      (unaudited)        (unaudited)
Total revenue                                               $0          $11,935           $11,935                 $0

Interest expense                                            $0               $0                $0                 $0

Net loss                                            $(456,547)       $(325,191)        $(793,673)         $(191,364)

Total assets                                           $84,118          $99,096          $183,214           $221,833

Net working capital (deficit)                          $70,642       $(123,006)           $82,358          $(64,076)

Share capital                                         $527,189         $252,237          $456,399           $498,329

Deficit                                             $(456,547)       $(325,191)        $(325,191)         $(500,479)

Per share loss                                         $(0.20)          $(0.01)           $(0.03)            $(0.01)

Number of Shares                                     4,025,000       22,755,451        26,888,702         28,363,702
----------------------------

(1) Unless otherwise indicated, for comparative purposes, all references to the number of issued shares of Credit Chip has been adjusted to the number of shares Credit Chip's shareholders received pursuant to our takeover. On June 29, 2001, the exchange rate for Canadian/U.S. dollars was CDN $1.53 to U.S. $1.00 as reported as the Noon buying rate by the Wall Street Journal.

B.       Capitalization and indebtedness.

             -------------------------------------------------------------------------------------------

                                      Outstanding Securities at June 29, 2001
             -------------------------------------------------------------------------------------------
             Common Shares, Authorized                      Unlimited, No Par Value
             ---------------------------------------------- --------------------------------------------
             Common Shares Outstanding                      29,363,702
             ---------------------------------------------- --------------------------------------------
             Common Shares underlying Warrants              10,136,298
             ---------------------------------------------- --------------------------------------------

We have only one class of authorized shares, the common shares. They can be issued in unlimited amounts. We have no outstanding indebtedness.

C.       Reasons for the offer and use of proceeds.

Not applicable.

D.       Risk Factors.

You should carefully consider the risks described below before making a decision to buy or hold our common shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materialize and impair our business operations. If any of the following risks actually materialized, our business could be harmed. In that case, the trading price of our common shares could decline, and you might lose all or part of your investment. These risks and uncertainties could affect our operating results and financial condition and could cause our actual results to differ materially from our historical results. You should also refer to the other information set forth in this registration statement, including our financial statements and the related notes.

Investment in our common shares should be considered to be speculative due to the nature of our business and its very early stage of development. We have limited funds available for development of our business and there can be no assurance that necessary funds, if required, will be raised. There is no assurance that a liquid market will develop for our common shares so as to enable their disposition.

The development of our business, especially as it relates to the growth of our technical research and development programs, may depend on our ability to obtain financing through debt financing, equity financing or other means or a combination of these methods. There is no assurance that we will be successful in obtaining the required financing. Failure to obtain additional financing, on a timely basis, could have an adverse impact on our ability to finance our research and development programs or to otherwise compete successfully with other enterprises conducting parallel or competitive activities.

RISKS RELATED TO US

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS. IN ADDITION, OUR BUSINESS MODEL IS IN ITS EARLY STAGES AND MAY NOT BE SUCCESSFUL.

Our business model was developed following our inception in July 2000. Therefore, we should be evaluated as an early, development stage company. Our limited operating history makes it difficult to evaluate our business and our prospects. Our future operating results are subject to a number of risks, including our ability to implement our strategic plan, to attract qualified personnel and to raise sufficient financing when it is required. Our management's inability to guide growth effectively, including implementing appropriate systems, procedures and controls, could have an adverse effect on our financial condition and operating results. You should consider the likelihood of our financial and operational success in light of the risks, uncertainties, expenses, delays, and difficulties associated with starting a new business in a highly competitive field, many of which risks may be beyond our control.

WE ARE SUBJECT TO RISKS IN EXCHANGE RATE FLUCTUATIONS.

We may be subject to risks in exchange rate fluctuations. We face foreign currency exchange risk because our revenues will be denominated in Canadian and U.S. and other non-Canadian currency while a majority of our operating costs will be incurred in Canadian dollars. Fluctuations in the foreign exchange rate between Canadian and other currencies will result in corresponding fluctuations in our annual and quarterly results.

WE ARE EXPOSED TO RISKS OF INFRINGEMENT CLAIMS.

Many patents, copyrights and trademarks have been issued in the communications area. In the ordinary course of our business, third parties may claim that our current or future products or services infringe their patent, copyright or trademark rights. We cannot ensure that actions or claims alleging patent, copyright or trademark infringement will not be brought against us, or that, if such actions are brought, we will ultimately prevail. Any such claims, regardless of their merit, could be time consuming, result in costly litigation, cause delays in introducing new or improved products or services, require us to enter into royalty or licensing agreements, or cause us to stop using the challenged technology, trade name or service mark at potentially significant expense to us. If our key technology is found to infringe the intellectual property rights of others, it could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE OUR OFFICERS AND DIRECTORS ARE CANADIAN, YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS AGAINST THEM.

All of our directors and officers named in this registration statement reside outside the United States. Therefore, it may be difficult to serve process upon them in the United States or to collect upon a judgment obtained in the United States against them. Boyden & Company, our Canadian counsel, has advised us that there is doubt as to the enforceability of liabilities predicated on U.S. federal securities laws determined in original actions brought in provinces in Canada, which may have jurisdiction over our activities and over judgments of U.S. courts being enforced in those provinces. Moreover, no treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against our directors and officers.

FLUCTUATIONS IN OUR QUARTERLY REVENUES AND OPERATING RESULTS MIGHT LEAD TO REDUCED PRICES FOR OUR SHARES.

Given our lack of operating history, you will not be able to rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. In some future periods, our results of operations could be below the expectations of investors and public market analysts, if any choose to follow our shares. In this event, the price of our common shares would likely decline. Factors that are likely to cause our results to fluctuate include the following:

o the announcement and timely introduction of new products by us and our competitors;

o market acceptance of existing and future versions of our products and service;

o        the price of products that both we and our competitors offer.

We may have difficulty predicting the timing of new product and service introductions and the user acceptance of these new products and services. If products and services are introduced earlier or later than anticipated, or if user acceptance is unexpectedly high or low, quarterly operating results may fluctuate unexpectedly. In addition, we may increase sales and marketing expenses to support new product introductions.

WE HAVE A HISTORY OF LOSSES, WE EXPECT LOSSES TO CONTINUE AND WE MIGHT NOT ACHIEVE OR MAINTAIN PROFITABILITY.

Our accumulated deficit as of March 31, 2001 was approximately $500,479. We had net losses of $191,364 for the period from July 13, 2000 (date of inception) to March 31, 2001. We have funded operations primarily through private investment. Moreover, we expect to continue to incur significant operating expenses. As a result, we expect to generate only minimal revenue into calendar year 2002. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If our revenue grows more slowly than we anticipate, or if our operating expenses exceed our expectations and cannot be adjusted accordingly, our business will be harmed. See "Financial Information" and "Operating and Financial Review and Prospects" for a more complete description of our historical losses.

IF WE FAIL TO KEEP UP WITH TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS, OUR PRODUCTS COULD BECOME LESS COMPETITIVE OR OBSOLETE.

We must respond to changing technology and industry standards in a timely and cost-effective manner. We may not be successful in effectively using new technologies, developing new products or enhancing our existing products on a timely basis. These new technologies or enhancements may not achieve market acceptance. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept. Finally, we may not succeed in adapting our products to new technologies as they emerge.

IF OUR PRODUCTS AND SERVICES ARE NOT ACCEPTED BY CONSUMERS, OUR REVENUES WILL FAIL TO MEET OUR EXPECTATIONS.

While we are in limited commercial production for our first product and pre-production for our second product, we cannot guarantee market acceptance of these products or the corresponding services we offer. If the market does not accept our products, our revenues will suffer and our business will be harmed.

IF WE FAIL TO ACCURATELY ANTICIPATE DEMAND FOR OUR PRODUCTS, WE MAY NOT BE ABLE TO SECURE SUFFICIENT QUANTITIES OR COST-EFFECTIVE PRODUCTION OF OUR PRODUCTS OR WE COULD HAVE COSTLY EXCESS PRODUCTION.

Because we have a limited operating history, we have very little information about demand for our products. The demand for our products depends on many factors and is difficult to forecast. We expect that it will become even more difficult to forecast demand as we introduce and support multiple products and as competition in the market for our products emerges. Significant unanticipated fluctuations in demand could cause problems in our operations. If demand exceeds our expectations, we will need to rapidly increase production at our third-party manufacturers. Even if we are able to obtain enough components, our third-party manufacturers might not be able to produce enough of our products as fast as we need them. The inability of either our manufacturers or our suppliers to increase production rapidly enough could cause us to fail to meet customer demand. In addition, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs would lower our profit margins.

IF ANY OF OUR THIRD PARTY MANUFACTURERS FAIL TO PRODUCE QUALITY PRODUCTS ON TIME AND IN SUFFICIENT QUANTITIES, OUR ABILITY TO BUILD OUR REPUTATION AND RESULTS OF OPERATIONS MAY SUFFER.

We will depend on third-party manufacturers to produce sufficient volume of our chip sets in a timely fashion and at satisfactory quality levels. The cost, quality and availability of third-party manufacturing operations are essential to the successful production and sale of our products. Our reliance on third-party manufacturers exposes us to the following risks outside our control:

o        unexpected increases in manufacturing and repair costs;

o interruptions in shipments if one of our manufacturers is unable to complete production;

o        limited ability to control quality of finished products;

o        inability to control delivery schedules;

o        unpredictability of manufacturing yields; and

o potential lack of adequate capacity to fill all or a part of the services we require.

OUR PRODUCTION WILL BE SERIOUSLY HARMED IF OUR SUPPLIERS ARE NOT ABLE TO MEET OUR DEMAND AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.

Our products will contain various active and passive components that are procured from a variety of suppliers. We will not initially carry any inventory of our products or product components. We will rely on our suppliers to deliver necessary components in a timely manner based on forecasts that we provide. The cost, quality and availability of components are essential to the successful production and timely sale of our products. If we are not able to obtain quality components on a cost-efficient basis, our ability to sell our products may be harmed.

WE WILL RELY ON THIRD PARTIES FOR ORDER FULFILLMENT, REPAIR SERVICES, TECHNICAL SUPPORT AND COMMUNICATION SERVICES. OUR ABILITY TO BUILD OUR REPUTATION AND RESULTS OF OPERATIONS COULD BE HARMED BY OUR INABILITY TO CONTROL THEIR OPERATIONS.

We will rely, to varying degrees, on third parties to manufacture, package and ship customer orders, repair units and provide technical support and communication services. If our order fulfillment services, repair services, technical support or communication services are interrupted or experience quality problems, our ability to meet customer demands would be harmed, causing a loss of revenue and harm to our reputation. Although we will have the ability to add new service providers or replace existing ones and have developed multiple-node back-up for our communications requirements, transition difficulties and lead times involved in developing additional or new third party relationships could cause interruptions in services and harm our business.

OUR FAILURE TO DEVELOP BRAND RECOGNITION COULD LIMIT THE DEMAND FOR OUR
PRODUCTS.

We believe that building and strengthening our C-Chip brand will be critical to the demand for, and achieving widespread acceptance of, our products. Our competitors and potential competitors already have better name recognition and have established powerful brand recognition. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide high quality support services. To promote our brand, we expect to increase our marketing expenditures and otherwise increase our financial commitment to creating and maintaining brand loyalty among users. Brand promotion activities may not yield increased revenues or customer loyalty and, even if they do, any increased revenues may not offset the expenses we will incur in building and maintaining our brand.

IF WE ARE UNABLE TO IDENTIFY AND COMPETE EFFECTIVELY WITH EXISTING OR POTENTIAL COMPETITORS, OUR RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED MARGINS AND LOSS OF MARKET SHARE.

The market for our products is currently developing and rapidly changing. We expect future competition and we expect to need to anticipate and respond to the competition. Some of our competitors or potential competitors already have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies, changes in customer requirements and new marketing approaches. They may also devote greater resources to the development, promotion and sale of their products than we do. Currently, the principal competitors for our products are electronic article surveillance companies (anti-shoplifting devices), such as Checkpoint Systems, Inc. and Sensormatic Electronics Corporation; automotive security device companies, such as Clifford Electronics, LoJack Corporation and Boomerang Tracking Inc.; and payment authorization device companies, such as On-Time.

We expect these and other competitors that emerge in the market to continue to improve the performance of their current products and to introduce new products, services and technologies that will compete with ours. Successful new product introductions by our competitors could reduce sales and the market acceptance of our products, or cause intense price competition. To be competitive, we must invest significant resources in research and development, sales and marketing, market research and customer support. We may never have sufficient resources to make these investments or be successful in making the technological advances necessary to be competitive. Our failure to compete successfully against current or future competitors will harm our business and may preclude us from making a successful market entry.

OUR MANAGEMENT AND INTERNAL SYSTEMS MIGHT BE INADEQUATE TO HANDLE OUR POTENTIAL GROWTH.

We anticipate rapid growth and expansion. We are considering plans to expand our office space and to add additional locations in 2001. Our ability to grow will be affected by our financial resources. To manage future growth, our management must develop useful operational and financial systems and identify, hire, train, retain and manage our employee base. If our systems, procedures and controls are inadequate to support these functions, our expansion would be halted and we could lose our opportunity to gain market share. Any inability to address and manage growth effectively will significantly harm our business.

OUR PRODUCTS MAY CONTAIN ERRORS OR DEFECTS, WHICH COULD RESULT IN THE REJECTION OF OUR PRODUCTS, HARM TO OUR ABILITY TO BUILD OUR REPUTATION, LOST REVENUES, DIVERTED DEVELOPMENT RESOURCES AND INCREASED SERVICE COSTS AND WARRANTY CLAIMS.

Products as sophisticated as ours may contain undetected errors or defects, especially when first introduced or when new models or versions are released. We may experience delays in releasing new products as problems are corrected. While we expect to be able to identify errors or defects before products are shipped, errors or defects may not be identified until after shipment, which could result in the rejection of our products, damage to our ability to develop our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. In addition, certain of our products will have warranties of varying lengths. Delays, costs and damage to our reputation due to product defects could harm our business.

IF WE FAIL TO ATTRACT, RETAIN AND MOTIVATE OUR KEY PERSONNEL AND QUALIFIED EMPLOYEES, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN WOULD BE COMPROMISED.

Our future success depends to a significant extent on the continued service of our key technical, sales and senior management personnel, their ability to execute our growth strategy and our ability to attract and retain appropriate personnel. We currently rely on Robert Simoneau and George Warash, who is the Vice President of Operations of Credit Chip, and the engineers who are employed by us or available as consultants. Although we plan to obtain "key man" insurance on Mr. Simoneau, the loss of the services of any of our senior level management, other key employees, or outside consultants, could harm our business.

Our future success also depends on our ability to attract, retain and motivate highly skilled employees. Although we plan to provide compensation packages that include shares options and other employee benefits, we may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future.

WE DEPEND ON PROPRIETARY RIGHTS TO DEVELOP AND PROTECT OUR TECHNOLOGY.

Our success and ability to compete substantially depends on our internally developed proprietary technologies, which we hope to protect through a combination of patent and trademark laws and contractual trade secrets. Although provisional patent applications have been filed, no patents have yet been granted. Patent applications or trademark registrations may not be approved. Even if they are approved, our patents or trademarks may be successfully challenged by others, invalidated or limited in scope. In addition, any patents that may be granted to us may not provide us a significant competitive advantage. If our trademark applications are not approved because third parties own these trademarks, our use of these trademarks would be restricted unless we enter into arrangements with the third-party owners, which might not be possible on commercially reasonable terms or at all. Even if our patent and trademark filings are approved, if we fail to protect or enforce our intellectual property rights successfully, our competitive position could suffer. We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Trademark and other intellectual property rights may also be unavailable or limited in some foreign countries, which would make it easier for competitors to capture market share.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE AND ADDITIONAL FINANCING MIGHT NOT BE AVAILABLE.

At this time, on-going operations are being financed by current shareholders. We anticipate cash from operations, the proceeds of exercises of warrants and other equity investments. In order to meet our financial requirements for the next 12 months, in addition to cash available from operations, we will need to raise equity capital from the exercise of warrants or from new investors. We will seek to raise additional funds through public or private debt or equity financing in order to respond to competitive pressures and meet our actual operating needs or to take advantage of opportunities, including the purchase of technologies and acquisitions of complementary businesses or the development of new products or services.

Any additional financing we need may not be available on terms acceptable to us, or may not be available at all. If adequate funds are not available or are not available on acceptable terms, we would not be able to take advantage of unanticipated opportunities, develop new products or services, respond to unanticipated competitive pressures or stay in business. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors, including those set forth in this "Risk Factors" section.

RISKS RELATED TO OUR SHARES

OUR COMMON SHARES ARE ILLIQUID AND SUBJECT TO PRICE VOLATILITY WHICH COULD ADVERSELY IMPACT OUR ABILITY TO RAISE EQUITY CAPITAL AND TO COMPETE IN LARGE CAPITAL MARKETS.

Our common shares currently trade on the CUB with very limited trading volumes. The market price of our common shares could fluctuate substantially due to a variety of factors, including small shifts in trading volumes, market perception of our ability to achieve our planned growth, trading volume in our common shares, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. Because we intend to finance our operations primarily through the sale of equity securities, any shifts in the price of our common shares or small shifts in trading volume could be especially detrimental to our ability to raise the required capital. This would have a significant negative effect on our business plans and operations, including our ability to develop new products and continue operations.

FUTURE SALES OF OUR COMMON SHARES MAY CAUSE OUR SHARE PRICE TO DECLINE.

As of June 29, 2001, we had outstanding approximately 29,364,000 common shares. None of these shares have been registered under the U.S. Securities Act and therefore they will be treated as "restricted securities" and may be publicly resold in the United States only if registered or if the sale is made in accordance with an exemption from registration, such as Rule 144 under the Securities Act. Under these exemptions, however, substantially all of the outstanding shares generally will be eligible for resale in the United States without registration commencing in the Fall of 2001. As of June 29, 2001, warrants to purchase an aggregate of 10,136,298 shares were outstanding. We do not currently intend to register under the Securities Act either the warrants or the common shares issuable upon exercise of such warrants and they will therefore also be treated as restricted securities. The sale of a significant number of shares, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares and could impair our future ability to raise capital through an offering of equity securities.

THE MARKET FOR OUR COMMON SHARES IS SUBJECT TO AND WILL BE AFFECTED BY THE "PENNY STOCK" RULES.

Our common shares are currently defined as "penny stock" under the Securities Exchange Act of 1934, as amended, and rules of the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 that are not registered on certain national securities exchanges or quoted on the Nasdaq system. Quotation on the CUB is not sufficient to avoid being treated as a "penny stock." The Exchange Act and such penny stock rules generally impose additional sales practices and disclosure requirements on broker-dealers who sell our securities to persons other than "accredited investors" or in transactions not recommended by the broker-dealer. The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that, prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, the penny stock rules affect the ability of broker-dealers to make a market in or trade our shares and may also affect the ability of purchasers of our shares to resell those shares in the public market.

NASD SALES PRACTICE REQUIREMENTS ADVERSELY AFFECT THE MARKET FOR OUR COMMON SHARES.

In addition to the "Penny Stock" rules described above, the National Association of Securities Dealers, Inc. ("NASD") has adopted rules that require that, in recommending an investment to a customer, a broker-dealer have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, and this has an adverse effect on the market for our shares.

OUR SHARE PURCHASE WARRANTS ARE NOT LISTED ON ANY SECURITIES EXCHANGE OR QUOTATION SYSTEM AND THERE IS NO MARKET FOR OUR SHARE PURCHASE WARRANTS.

There is no public market for our share purchase warrants and we do not intend to list them on any securities exchange or quotation system. If the share purchase warrants are exercised for our common shares, such common shares would be eligible for trading on the CUB but the shares would be treated as restricted securities under U.S. securities laws.

WE DO NOT EXPECT TO DECLARE OR PAY ANY DIVIDENDS.

We have not declared or paid any dividends on our common shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

RISKS RELATED TO GENERAL ECONOMIC CONDITIONS

WE ARE EXPOSED TO GENERAL ECONOMIC CONDITIONS.

As a result of recent unfavorable economic conditions, revenues and spending, our industry may have been adversely affected. If the economic conditions in North America continue to worsen or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition.

ITEM 4.    INFORMATION ON THE COMPANY.

A.       History and development of the Company.

We are a share capital corporation incorporated on July 13, 2000 under the Business Corporations Act of Ontario. Our head office is located at 25 Toronto Street, Suite 200, Toronto, Ontario, M5C 2R1 and our executive offices are located at 2481 Guenette, St.-Laurent, Quebec, H4R 2E9. Our telephone number is
(416) 860-1550. We are a reporting issuer in the Province of Saskatchewan and we trade on the CUB (symbol: EQLR).

On November 3, 2000, we acquired all of the issued and outstanding shares of Sasktek Financial Holdings Inc. in exchange for 25,000 of our common shares. Subsequently, we divested this company to an unrelated party for CDN $2,500.

Effective January 31, 2001, we acquired all of the outstanding common shares of Credit Chip in exchange for the issuance of 22,863,702 of our common shares and 10,136,298 of our Share Purchase Warrants to the former shareholders of Credit Chip, including Robert Simoneau and George Warash. The transaction was accounted for using the purchase method of accounting as a reverse takeover. In the transaction, Credit Chip became our wholly-owned subsidiary. Credit Chip was originally incorporated as a Canadian Federal corporation on April 5, 2000, under the name 3741672 Canada Inc. and changed its name on November 16, 2000 to Credit Chip.

At the time we acquired it, Credit Chip had invested approximately CDN $575,000 to develop its technology, design prototypes geared to different market segments and to initiate the commercialization of its first products and services. As a result of our acquisition of Credit Chip, we are currently seeking to raise between CDN $2 million and CDN $5 million in a private placement to fund the continued development of the C-Chip technology and to rollout our products and services.

B.       Business Overview

INTRODUCTION

We were established to pursue new and innovative technologies in the communications field. During 2000, we focused on identifying potential technologies and coalescing our business strategy. Through our acquisition of Credit Chip, we became focused on using RF (radio frequency) technologies to enable targeted devices to identify and control the security, access to and the usage of a full range of products and services.

PRODUCTS

C-CHIP

Our first product is the C-Chip device, a branded benefit-denial receiver which is incorporated as a hardware chip set in business machines, consumer products or other devices. Authorized users input remote instructions which are transmitted by wireless communications to the C-Chip at the targeted device to regulate, upgrade or disable its use. Our target markets are businesses and financial and leasing entities that want to control the use, or enhance the security, of their assets and products, such as vehicles, office and mechanical equipment and electronic products.

The C-Chip concept and design was developed by Robert Simoneau as a result of his recognition of an unfilled market opportunity created by the need to reduce costs incurred by unauthorized or unpaid for use of various products and services. The C-Chip technology has market applications for both hardware and software products.

The C-Chip incorporates a receiver, processor and actuator and is designed primarily to allow our customers to prevent unauthorized use or to prevent theft of the product in which it is installed, to limit access to the equipment, to suspend or deny access to services or to modify the functionality of devices from remote locations. The technology takes the form of a "chip set" comprised of various active and passive components that, in their entirety, enable users to remotely manage and control access and use of an extensive array of consumer, business and industrial products in which the C-Chip is embedded.

We intend to initially target the emerging credit risk and security management industries in North America. Our next generation of C-Chips, currently expected to be available later this year, will be based upon an application specific integrated circuit ("ASIC") that will further reduce the size, cost and ease of integration into the manufacturing process.

The C-Chip acts as a radio frequency receiver, capable of operating on a wide range of pre-programmed frequencies. A C-Chip implements the instruction when the instruction issued from the Secure Data Management Center ("SDMC") is received by the C-Chip processor, each with a unique identification number to which the SDMC has been able to "uni-cast" its instructions (or simultaneously "multi-cast", to multiple C-Chips). To preserve a reasonable price point, we have elected not to include a feedback feature, so our current C-Chip does not offer tracking or location elements. As discussed below, the MX product line we are developing will include a feedback feature.

The C-Chip will be supported principally by our SDMC web-based enabling modules that will provide the communication from a central operation center to the C-Chip wherever it is embedded. The C-Chip product will be available for non-Internet users through telephonic and other traditional communications systems, but we anticipate that the principal usage will be through the SDMC web-based, e-commerce model. The C-Chip is now in limited use. Commercial distribution is expected in late summer, 2001, when the SDMC protocol will be available for commercial distribution. The SDMC will process commands of authorized users. Rather than needing to send an employee to a business or other location to interrupt use of a product or service due to non-payment or some other default by the user, the SDMC will be designed so that our customers will be able to use the SDMC by phone or though a Web application to interrupt service or unauthorized use. The SDMC will permit the activation or deactivation of individual or groups of C-Chips simultaneously and remotely through a uni-cast or multicast system.

We intend to initially deploy our C-Chip services and the C-Chip modules of the MX through an SDMC in North America. The SDMC will offer the following main elements:

o The capability of handling a high volume of C-Chip transactions in a secure environment

o On-site technical staff to ensure uninterrupted operation of the SDMC and technical support for the C-Chip product, C-Chip network and services

o Back office functions such as account setup, management, termination and billing

o        Deployment of new services to C-Chip customers

By early Fall 2001, we anticipate reaching final agreement with a major insurance company, which could involve an initial shipment of over 8,000 C-Chip modules of the MX this year. These C-Chip modules would be installed in high-end cars and/or in vehicles likely to be stolen. In this same market segment, we are also in discussions with a global insurance company that could involve the deployment of the C-Chip technology in the U.S. and Latin America.

In the office equipment market, we are also in discussions with different companies to introduce the C-Chip technology to photocopiers, principally to enable pay-per-use functions. Elsewhere, we are in on-going discussions with a major industrial company that wishes to introduce the C-Chip technology to enhance its control over maintenance schedules of high cost industrial equipment.

In the healthcare sector, we are negotiating a pay-per-use application for televisions in hospital rooms, involving both the delivery of C-Chips and on-going data management services. Finally, in the financial sector, we are in discussions with a major industry player seeking to introduce to its clientele a C-Chip-protected "smart card".

MX

Our second product is the MX, our modular vehicle defense system. The MX consists of wireless modules in variable formats designed to be installed in any vehicle, either during the manufacturing process or after the vehicle has been purchased. It offers bi-directional communications and, initially, is expected to be used primarily to notify authorities in real time in event of a theft and, given that capacity, is expected to deter or prevent thefts. The MX will be in beta testing during the fall of 2001 and should be available in limited markets in late 2001.

The MX device, based on a passive enabling and disabling scheme utilizing Radio Frequency Identification ("RFID") technology which, as an added feature, can incorporate rolling code technology for added security, consists of:

o        The RFID reader/processor with an RF encoded transmitter

o One or more RFID passive transponders which for convenience are designed as a key fob

o One or more of the RF encoded receiver benefit denial units and the RF encoded receiver alarm units installed within the vehicle;

o Specially adapted locating beacon alarm unit and change of position towing sensor peripherals to locate the vehicle and monitor any changes of locations; and

o One or more non-functioning decoy receivers in the vehicle to frustrate the intruder.

OTAP

The One Time Activation Peripheral ("OTAP") is a point-of-sale device designed to perform one or more of the following functions:

o Activate, on a one-time basis, C-Chips embedded within protected devices

o Deactivate electronic article surveillance (EAS) features for all authorized purchases

o        Collect payment from contactless "smart cards"

o Allow for the determination and recording of unique identification numbers, thus facilitating product registration.

OUR MARKETING PLANS

We will continue to target the emerging credit risk and security management industries. As such, our wireless communication tools are currently designed to primarily control and prevent, from a central remote location, "theft of use" or outright theft of products or services. Effectively, our technology enables the control of use of goods and services remotely without physical restrictions.
We have identified numerous market applications for our product offerings, including:

C-Chip technology:

o Usage control of leased equipment, such as vehicles, industrial machinery and office equipment

o Control and monitoring of utility services such as water, electricity or natural gas

o        Management of pay-per-use applications for products and services

o Activation of targeted products upon purchase to promote impulse buying while providing protection against retail theft

o        Control of access to media content for increased royalty protection

o        Protection against illegitimate use of "smart cards"

MX technology:

o        Vehicle theft prevention

o        Vehicle tracking

o        Fleet management

INTELLECTUAL PROPERTY

All the technologies associated with the C-Chip including the OTAP and MX aspects were developed by Mr. Simoneau, who has assigned all right, title and interest in the intellectual property to us. The technologies are protected by Canadian provisional patent applications, which afford protection under patent legislation in Canada as well as under the Patent Cooperation Treaty, which extends protection to the markets we intend to target in North America. We filed formal patent applications for the C-Chip and MX in July of 2001. We have also filed for trademark protection of the C-Chip logo, "Credit Chip" trade name, and the "C-Chip" trade name in various markets.

OPERATING STRATEGY

We intend to structure our company as a product developer, manufacturing outsourcer, technology licensor and data management service provider. Initially, we intend to limit our marketing expenses by marketing our products to companies with access to significant customer bases. As funds allow, we intend to allocate greater resources to expand the rollout of the C-Chip, MX and other products we develop. This will be achieved through an increase of our direct sales force, arrangements with established distribution networks and licensing arrangements with original equipment manufacturers ("OEM").

The C-Chip technology is versatile. While we intend to seek market and product acceptance through our C-Chip, MX and other products, our longer term strategy will focus on exploiting our technologies through licensing, OEM relationships and strategic partner alliances, where we will generate revenues from licensing fees, embedded OEM products and transaction fees.

THE MARKET OPPORTUNITY

Our initial marketing efforts will be in North America where shoplifting and vehicle theft have significant economic impact. According to THE 2000 CANADIAN RETAIL SECURITY REPORT, shoplifting, vendor fraud, and employee theft in Canada equated to CDN $1.82 billion. According to THE 2000 NATIONAL RETAIL SECURITY SURVEY, conducted annually by researchers at the University of Florida since 1990, U.S. retail sales were $1.75 trillion and losses due to shoplifting, employee theft and vendor fraud were $24.4 billion in 2000. Whether goods are stolen prior to being sold or after, the hidden and direct costs related to theft of products are significant to manufacturers, retailers, insurance companies and, ultimately, to consumers.

The following table shows certain Canadian retail transactions from 1995-1999. All figures are in Canadian dollars.

------------------------------------------------------ ------------------------------------------------------------------
Retail Transactions                                    Retail Trade Canada (Millions)
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
                                                           1995         1996          1997         1998         1999
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
Household Furniture & Appliances                          8,656.5      8,469.4       9,305.3     10,107.1       11,082
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
Automotive Dealers                                       52,059.6     55,502.9      62,767.6       64,458     69,376.3
------------------------------------------------------ ------------------------------------------------------------------
                                                       Dept. Store Sales (Thousands)
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
Photographic Equipment                                    115,914      113,911       101,783       98,523      109,732
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
Major Appliances                                          446,104      477,216       447,389      470,924      513,188
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
Television/Radios                                         612,928      660,742       725,465      780,227      951,374
------------------------------------------------------ ------------------------------------------------------------------
                                                       Direct Sales (Thousands)
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
Electrical Appliances                                     130,291      119,347       115,685      109,783      110,630
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
Audiotapes, Records, CD's, & Equipment                    172,185      180,543       212,841      196,828      178,775
------------------------------------------------------ ------------- ------------ ------------- ------------ ------------
Video Games & Equipment                                    69,411       78,492        77,420       87,861       86,769
------------------------------------------------------ ------------------------------------------------------------------
Source: Statistics Canada
------------------------------------------------------ ------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Commercial Transactions in Canada (Wholesale Sales) in Millions
-------------------------------------------------------------------------------------------------------------------------
                                                                        1996         1997          1998         1999
-------------------------------------------------------------------- ------------ ------------ ------------- ------------
Motor Vehicles, Parts, Accessories                                      49,380       58,237        59,897       68,329
-------------------------------------------------------------------- ------------ ------------ ------------- ------------
Household Goods                                                          7,797        9,066         9,525        9,826
-------------------------------------------------------------------- ------------ ------------ ------------- ------------
Industrial Machinery Equipment Supplies                                 41,050       48,476        49,198       52,725
-------------------------------------------------------------------- ------------ ------------ ------------- ------------
Computers, Software, Electronic Machinery                               25,254       29,204        30,907       35,219
-------------------------------------------------------------------- ----------------------------------------------------
Source: Statistics Canada
-------------------------------------------------------------------- ----------------------------------------------------

The C-Chip technology has numerous market applications for both hardware and software products, including:

THEFT OF USE

Leasing companies and other financial institutions working with virtually any type of consumer or industrial equipment, vehicles or other moveable machines will be able to use the C-Chip to enhance their ability to collect promptly on lease payments and equipment loans. For example, when embedded in a leased photocopier or a vehicle, the technology can be used to stop the item in question from operating should the lessor default on the payment schedule. As such, use of the C-Chip should provide increased opportunity by allowing leasing to a broader customer base through the inclusion of customers with more limiting credit histories. The technology could also protect lessors against undue depreciation due to excessive or unpaid for use of their leased items. The incorporation of the C-Chip into devices which visibly exhibit the C-Chip logo can be compared to the visible etching of identification numbers with the added feature of benefit denial.

THEFT DETERRENT

With this wireless technology, any items in which the C-Chip is embedded, such as equipment or vehicles, can be "turned off" if reported stolen. The mere presence of the C-Chip logo on the protected device will provide a visual deterrent with the added feature of benefit denial. We believe that industrial, commercial and services enterprises as well as insurance companies and financial institutions are likely to favor products incorporating this technology.

The C-Chip could also allow "forced product registration" at the point-of-sale where products could be activated only upon scanning for payment, thus ensuring correct warranty coverage and eliminating the problem of false representations by consumers. For this purpose, the OTAP will perform this, and other functions, at the point-of-sale. Increased product sales could be realized as products previously kept locked-up could be openly displayed, promoting impulse buying.

ENABLING OF PAY-PER-USE

With the C-Chip technology, the concept of pay-per-use could be extended to virtually any device. For example, an office equipment supplier could elect to supply a client with a machine that has more functions than were originally requested and subsequently bill for these functions on a per use basis. Controlling access to these added functions would occur through the C-Chip. The C-Chip could also report on usage for billing purposes.

ENFORCEMENT OF MAINTENANCE SCHEDULES

Scheduled maintenance could be assured with the C-Chip technology by automatically turning off any device that has surpassed its intended service cycle. An example of this would be a photocopy machine reaching 10,000 copies, which would be the required service interval. At this level, the machine would first provide notification and then cease to function, thereby reducing the risk of damage or added depreciation. A message could then be displayed on the screen indicating what has occurred. If the user wishes to prolong the service interval, the C-Chip would allow the protected device to be remotely enabled upon authorization. In the event that the client pays per copy, this would also assure the supplier of timely payment for all use of its equipment.

In the future, while we do not yet have products, our research and development department is looking into "smart card" protection, utility company applications, copyright and royalty enforcement and healthcare sector applications.

CREDIT RISK MANAGEMENT

A significant and increasing portion of all transactions today is conducted through credit, for which the C-Chip technology can provide a solution to minimize the risk associated with this business practice. This is a trend that is likely to continue, and provides a favorable business environment for us to market the C-Chip, a natural part of a profit enhancing, credit risk management solution, providing manufacturers and suppliers with the ability to grow their market shares and enhance their bottom lines through the application of technology.

At this point in time, as the credit industry is largely controlled by major conglomerates, we expect it will take a few months before we can conclude a first agreement enabling us to introduce the C-Chip as a credit risk management solution. We are currently conducting serious discussions with major suppliers of office equipment involving both credit risk management and pay-per-use applications. At this time, though their importance cannot be entirely determined, we expect to have agreements in place within the coming year.

MOTOR VEHICLES

There is a definite and unmistakable trend with respect to the percentage of vehicles leased in the United States versus other methods of payment or financing. Within the last 10 years in which statistics are available, leases have more than tripled, according to a study commissioned by the

Canadian Banking Association on U.S. automobile leasing (source: CNW Marketing-Research, Bandon, OR). The May 2001 issue of Vehicle Leasing Today, the official magazine of the National Vehicle Leasing Association, states that one third of vehicles sales in the U.S. are leases. The Association of Consumer Vehicle Lessors' Year-end 1999 Indirect Auto Leasing Survey reported an increase of 7.3% from 1998 levels to 3.3 million leases, amounting to $82.9 billion. The 2000 Equipment and Leasing Association Survey of Industry Activity and Business Operations found commercial and fleet auto leases and truck and trailer leases to make up $24.5 billion, 22.7% of the survey's total equipment volume.

In 1997, the percentage of vehicles leased or acquired through a loan represented 96.3%, with cash transactions only representing 3.7% versus more than 11% in 1990. The 2000 National Automobile Dealers Association Data Report found that auto paper formed 35% of all consumer credit outstanding. The increase in unit sale price coupled with manufacturers incentives to use credit such as in the form of subsidized interest rates are contributing factors to this trend. "Despite the economic boom, or perhaps because of it, consumer borrowing has risen almost 50% in the past five years, to a record $6.3 trillion." (US News & World Report, 2/14/00)

According to publicly available sources, approximately 1.4 million vehicles are sold annually in Canada, of which approximately 630,000 or 42% are leased. Approximately 2% or 12,600 of the lessees will default on their payments. Since it is hard to predict which of the lessees will eventually default, installing the C-Chip technology in the leased vehicles (at an estimated cost of $100) would allow the defaulted vehicles to be disabled and would promote contact between the leasing company and the customer to cure the lease.

OFFICE EQUIPMENT

The office equipment market is the second principal target for our initial efforts and products and is only slightly smaller in dollar volume than the motor vehicle industry. According to Marketdata, 33% of office equipment sales, excluding computer and telecommunications equipment, are leases. The overall dollar volume of this market is $24 billion, $7.98 billion of which is leased, and it is expected to grow to $27.7 billion by 2003. Including computers and telecommunications equipment, the Equipment Leasing Association estimates that from 45-60% of the office equipment market is leased. Computers and Telecommunications leasing comprised $20.5 billion, or 19%, of the ELA's 2000 Survey of Industry Activity and Business Operations. Although the overall dollar volume of this market is less than that of the motor vehicle industry, the actual number of units that could require C-Chips is greater.

Furthermore, the size and portability of products sold coupled with a rate of depreciation directly related to use make these products ideally suited to the C-Chip in both its after-market and OEM formats. In addition to photocopiers, laser printers, network printers and fax machines, the C-Chip could also protect other assets such as computer mainframes, servers, hubs, computer monitors, CAD/CAM systems and peripherals, color printers, plotters, plasma displays, and many other devices. On an average percentage basis, the foremost companies show more than double the average losses of the motor industry.

The C-Chip could also be incorporated into PBX phone systems and frame relays. While it is common for the telephone service provider to terminate service pending payment for services rendered, the hardware supplier is left without any similar recourse. The C-Chip could allow hardware suppliers the opportunity to protect their receivables and equipment by retaining control until full and final payment has been received.

PRICING

We will be outsourcing the manufacturing process of the C-Chip. We estimate that an after-market version of the C-Chip in limited production quantities will cost approximately CDN $40 from third party sources and the MX product varies from approximately CDN $175 to $500 (U.S. $50 to $350) depending on the quantities and modules included. Raw materials for our products are readily available from wholesale and retail electronics parts suppliers such as Electrosonic, Mouser, Digikey and Active. The housing of the units require custom molds which we will own and will provide to third parties for production. Since the housings are made from resin and, as such, there is some exposure to price and availability fluctuations, our margins will vary depending on product and quantity, but we intend to price our products at competitive levels with a margin that will cover all product and overhead costs and provide a reasonable profit.

To process requests from customers through our SDMC, we intend to charge a transaction fee ranging from approximately CDN $.50 to $20 (U.S. $.33 to $13) depending upon the applications and complexity of the transaction.

REGULATION

Since our products are classified as electronics, we are subject to approvals and certification from accredited laboratories. The criteria for such approvals may change from time to time, but will include product safety certification from the Canadian Standards Association and the Underwriters Laboratories in the United States and Canada. We will also be subject to oversight by the FCC, Industry Canada and other national regulatory authorities on the OTAP product. We have retained an independent laboratory and a consulting engineering firm to assist us in complying with these requirements and in identifying any other regulatory matters.

C.       ORGANIZATIONAL STRUCTURE.

We have one subsidiary, Credit Chip, which, as noted above, is a Canadian federal company and is wholly-owned by us.

D.       PROPERTY, PLANTS AND EQUIPMENT.

Our operations are conducted in a low-rise office facilities located in Montreal's hi-tech sector. Our building consists of approximately 2,000 square feet of office space and 1,500 square feet of warehouse space. The office space includes seven offices, but the main operations of the facility are sales and research and development. Our lease continues until 2005 and carries a monthly rent of CDN $2,530.55.

We believe that our rental costs are at or below market for similar space in the Montreal area. We are currently considering expanding our existing location or opening a second location to meet our expected staff, sales and technical requirements.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A.       OPERATING RESULTS.

OVERVIEW

We were incorporated on July 13, 2000. On January 31, 2001, we acquired Credit Chip Corporation. The following results of operations reflect our historical results of operations from inception to December 31, 2001 and the pro-forma consolidated results of operations reflect our combined operations for the period ended December 31, 2000 as if the acquisition of Credit Chip had taken place during the period. The results of operations for the three months ended March 31, 2001 reflect our results of operations on a consolidated basis.

The business combination was accounted for using the purchase method of accounting known as a "reverse takeover," as the exchange of shares left the former shareholders of Credit Chip with the majority of our issued and outstanding shares. On this basis of accounting, Credit Chip is deemed to be the purchaser, we are deemed to be the acquired company and Credit Chip is now the reporting company.

RESULTS OF OPERATIONS  (unless otherwise noted, all figures are in U.S. dollars)

EQUILAR CAPITAL CORPORATION:  FROM INCEPTION, JULY 13, 2000 TO DECEMBER 31, 2000

Revenue: We recorded no revenues during the period from inception, July 13, 2000 to December 31, 2000.

Expenses:

During the period we recorded an expense of $308,327 as a result of decline in value of marketable securities. We hold 56,000 shares in Waverider Communications Inc. (NASDAQ:WAVC). These shares were acquired on July 21, 2000 in a non-cash transaction based on a market price of $7.00 per share for an aggregate purchase price of $392,000.

Consulting and professional fees totaled $144,824 during the period from inception, July 13, 2000 to December 31, 2000. Consulting and professional fees were incurred pursuant to consulting agreements entered into as of November 6, 2000, for management and administrative services, management consulting services relating to our general corporate finance activities, and for investor relations services.

Our office and general expenses were $3,396 during the period from inception, July 13, 2000 to December 31, 2000.

Net loss: We recorded a net loss of $456,547 during the period from inception, July 13, 2000 to December 31, 2000.

PRO-FORMA CONSOLIDATED:  FOR THE YEAR ENDED DECEMBER 31, 2000

Revenue:  We recorded revenues of $11,935 for the year ended December 31, 2000.

Expenses:

During the period we recorded an expense of $308,327 as a result of decline in value of marketable securities. We hold 56,000 shares in Waverider Communications Inc. (NASDAQ:WAVC). These shares were acquired on July 21, 2000 in a non-cash transaction based on a market price of $7.00 per share for an aggregate purchase price of $392,000.

Consulting and professional fees totaled $268,637 during the year ended December 31, 2000. Consulting and professional fees were primarily incurred pursuant to consulting agreements entered into as of November 6, 2000, for management and administrative services, management consulting services relating to our general corporate finance activities, and for investor relations services.

Research and development expenses were $10,652 during the year ended December 31, 2000.

General and administrative expenses amounted to $206,057 during the year ended December 31, 2000. General and administrative expenses consist of office and general, administrative staff salaries and benefits, travel, office lease and amortization.

Net loss: We recorded a net loss of $781,738 during the year ended December 31, 2000.

THREE MONTHS ENDED MARCH 31, 2001

Revenue:  We recorded no revenues for the three months ended March 31, 2001.

Expenses:

Consulting and professional fees totaled $70,656 for the three months ended March 31, 2001. Consulting and professional fees were primarily incurred pursuant to consulting agreements for management and administrative services, management consulting services relating to our general corporate finance activities, and for investor relations services.

Research and development expenses were $16,506 for the three months ended March 31, 2001.

General and administrative expenses amounted to $104,202 for the three months ended March 31, 2001. General and administrative expenses consist of office and general, administrative staff salaries and benefits, travel, office lease and amortization.

Net loss: We recorded a net loss of $191,364 for the three months ended March 31, 2001.

RECONCILIATION TO U.S. GAAP

Our financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). There were no differences in the GAAP between those utilized in Canada and those utilized in the United States in these financial statements.

FOREIGN CURRENCY FLUCTUATION

We do not believe that foreign currency fluctuations will have a material impact on us. The Canadian/U.S. dollar exchange rate has been relatively stable at approximately 1.53 Canadian dollars for each U.S. dollar.

INFLATIONARY AND OTHER ECONOMIC PRESSURES

We are not currently generating revenues. Future revenues will be governed by U.S. market conditions. No immediate effect in respect to inflation and changes in prices is realized. However, inflationary pressures could affect our results of operations and development expenditures. The estimation of inflation is considered in regard to the general state of the world economy and of the United States in particular. At this stage we are unable to quantify the mix of inflationary pressures that will affect our company.

GOVERNMENT POLICIES

Activities conducted by residents and non-residents in the United States and the flow of investment into the country and the return of capital out of the country are subject to regulation. All of these controls and regulations are subject to change from time to time. These factors, in addition to the usual risks and the economic and political stability of the host country, the United States, must all be taken into account in relation to our operations. These policies or factors generally do not affect investments by United States nationals in our common stock.

B.       LIQUIDITY AND CAPITAL RESOURCES.

We have inadequate cash to maintain operations during the next twelve months. In order to meet our cash requirements we will have to raise additional capital through the sale of securities or loans. To date, operations have been funded by private placement of securities aggregating $247,500.

As of the date hereof, we have not made sales of additional securities and there is no assurance that we will be able to raise additional capital through the sale of securities in the future. Further, we have not initiated any negotiations for loans to us and there is no assurance that we will be able to raise additional capital in the future through loans. In the event that we are unable to raise additional capital, we may have to suspend or cease operations.

As of March 31, 2001, we had $33,262 in cash and $32,650 in sales taxes and tax credits receivable. Other assets we own are illiquid. Our common stock does not trade, and accordingly is illiquid. The illiquidity of our common stock is an impediment to the sale of our shares to raise capital. In the long run, we hope to list our common shares on the OTC Bulletin Board, which we believe will improve their liquidity. At present, we are seeking to raise additional capital through the sale of our common shares. Accordingly, there is no assurance that we will be able to obtain additional capital which is necessary for continuation of operations.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not intend to conduct any research or development of our services during the next twelve months other than as described herein.

D.       TREND INFORMATION.

We do not intend to purchase a plant or significant equipment. We will hire additional employees on an as-needed basis, however, we do not expect any significant changes in the number of employees.

We do not expect to earn revenues through 2001.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.       Directors and senior management.

Robert Simoneau, President and Director of both Equilar and Credit Chip - Mr. Simoneau, age 37, is the inventor of the C-Chip technology. Mr. Simoneau gained strong technical as well as marketing and sales experience while employed at ICI (Atlas Aerospace) and Knogo North America. Mr. Simoneau has previously been involved in the production of a voice-chip alarm console and an anti-shoplifting tag deactivation peripheral.

George Warash, Credit's Chip's Vice-President of Operations and Corporate Affairs - Mr. Warash, age 37, has held senior management positions and been involved in the set up and operation of new corporate offices across Canada and the U.S. for large manufacturing companies. He has also operated successful businesses of his own in telecommunications as well as anti-shoplifting tag detection systems.

Stephane Solis, VP Finance, Director - Mr. Solis, age 42, is an independent consultant providing financial services to emerging companies in the technology sector. He also serves on the Board of Directors of Credit Chip. Mr. Solis was previously with Groome Capital.com Inc., leading that company's corporate finance activities in Montreal. In 1993, Mr. Solis co-founded GLS Capital Inc., an institutional research boutique specializing in the information technology sector. In 1995, Mr. Solis sold GLS Capital to Yorkton Securities Inc. and joined the corporate finance team heading the company's Montreal operations.

Richard A. Janeczko, Ph.D. B.Sc., Director - Mr. Janeczko has over 20 years of experience in business development and financing for early stage companies. He has been involved in strategic planning, commercialization and marketing of molecular tools for drug discovery, research and diagnostic applications in the human, veterinary and agricultural sciences fields. He has also pursued negotiation of out-licensing of technology to corporate partners and in-licensing for corporate development. Mr. Janeczko has been the Executive Vice-President of TM BioScience since November of 1999. He is also a Director of Advanced Proteome Therapeutics and Xiris Automation, as well as the Editor of Derwent Publications.

Trevor Pereira, Director - Trevor Pereira, age 55, has more than 20 years of experience as a business entrepreneur. In 1987, following a career in the securities industry, Mr. Pereira founded a manufacturing company involved in the technology sector. In 1994, he sold his interest in that company to become active in the non-profit sector as a Director of Northmount School, a private institution in Toronto. Through OTM International Corp., Mr. Pereira is currently responsible, as a Director and President, for the financial management of the Northmount School. Additionally, he serves as President and CEO of the Northmount Foundation Inc., the major benefactor of Northmount School. Mr. Pereira is also on the Board of Directors of Stoney Case Capital Corp.

Giuseppe Indelicato, Director - Mr. Indelicato, age 43, is the President of
G & A Telecom Corporation and has over 20 years of experience in the field of technology. He is a scientific consultant who specializes in assisting small and medium-sized companies to obtain government grants, tax credits, loans and financing. In addition to writing applications and business plans on behalf of these companies, he evaluates the potential of technologies and the market for products. Before becoming a consultant, Mr. Indelicato worked for Canadian Marconi for 12 years as a circuit designer, project leader, system engineer and applications engineer. Mr. Indelicato also sits on the Board of Directors of the Order of Engineers of Quebec.

B.       Compensation.

Robert Simoneau and George Warash are each paid an annual salary of CDN $124,800. Directors receive no cash compensation for their services but, subject to shareholder approval of our employee stock option plan at the annual meeting this year, we intend to grant directors options to acquire 50,000 shares under that plan.

C.       Board practices.

Trevor Pereira was appointed as a Director on October 31, 2000. Stephane Solis was appointed as an officer on February 23, 2001. Mr. Indelicato was appointed as a Director on April 26, 2001. All other Directors and officers were elected or appointed effective

February 16, 2001. The directors, with whom we have no service contracts, are elected annually. There is no set term of office for our Directors or officers.

Our Audit Committee, which reports to the Board of Directors, is comprised of Trevor Pereira, Richard Janeczko and Stephane Solis. Our Compensation Committee is comprised of Robert Simoneau, Trevor Pereira and Richard Janeczko and reports to the Board of Directors.

The Audit Committee reviews the annual and quarterly financial statements, any management discussion or analysis relating to the same and reports to the Board of Directors prior to the Board's approval thereof; reviews the report of the auditors on the annual financial statements and reviews and considers with them our major accounting policies, including a review of the impact of any change therein; reviews any financial statements contained in any prospectus or other offering memoranda and financial statements required by any regulatory agency(ies); considers the scope of the audit, the fees to be charged and the nature of management services, if any, to be provided by the auditors, any issues identified by the auditors and periodically receives and reviews reports relating to our compliance with the statutory obligations to deduct and remit monies, including under Canada's Income Tax Act (the "Tax Act"), the Excise Tax Act and the Unemployment Insurance Act; consults with the auditors, with or without the presence of management, with regard to the adequacy of the internal accounting controls, audit functions, working relationships with auditors and reviews management responses to the same and reports to the Board thereon; monitors policies and procedures for reviewing officers' expenses and prerequisites and inquires into the results of such reviews; reviews factors which impair, or might be seen to impair, the independence of our auditors, and recommends the appointment and/or change of our auditors.

The Compensation Committee reviews the compensation plans, both proposed and in place, for our senior management on an annual basis and recommends to the Board such amendments as it deems appropriate, including bonus and stock option programs; consults with the management, as appropriate, with regard to the performance and contribution of management and staff and assists in the establishment of our compensation guidelines; reviews and administers stock option or other incentive plans for Board members, whether proposed or in place, and reports to the Board thereon; reviews and monitors current trends in employee compensation and regulatory programs relating to employment practices; and monitors policies and procedures for reviewing officers' expenses and prerequisites, and inquires into the results of such reviews.

D.       Employees.

We, as the parent company, have no employees, but Credit Chip has seven full-time and several part-time employees, all at our facility in Quebec. This number has not changed significantly since we acquired it in February 2001. Of these seven positions, three are management/technical, two are sales, one is operations and one is administration. We have no involvement with labor unions. In connection with our sales efforts we intend to enter into commission sales contracts with separate entities, including some in which our shareholders may hold interests. To date, no such agreements have been concluded.

E.       Share Ownership.

Robert Simoneau and George Warash each hold 2,420,000 of our common shares, or 8% each of the total issued and outstanding shares. In addition, they each hold 506,000 share purchase warrants, exercisable for one common share each, at a price of CDN $0.50 per share, expiring January 31, 2003. We have no employee stock option plan at the present time but we plan to submit a plan for shareholder approval at our annual shareholder meeting in October 2001.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.       Major shareholders.

The following table sets forth, as of June 29, 2001, the shareholders who, to the knowledge of management, hold 5% or more of our total issued and outstanding common shares:

----------------------------------------------------- ----------------------------- -------------------------------------
                                                       Number of Shares Owned(1)              Percent of Class
Shareholder                                                                                   of Total Shares
----------------------------------------------------- ----------------------------- -------------------------------------
KALB Trust (2)(3)                                       5,610,000 shares                            19%
----------------------------------------------------- ----------------------------- -------------------------------------
Osprey I.R. Inc.                                        4,475,000 shares                            15%
----------------------------------------------------- ----------------------------- -------------------------------------
Vista Capital Corporation Ltd                           2,750,000 shares                             9%
----------------------------------------------------- ----------------------------- -------------------------------------
Brookmore Holdings Inc.                                 2,750,000 shares                             9%
----------------------------------------------------- ----------------------------- -------------------------------------
First Atlantic Equities Ltd.                            2,750,000 shares                             9%
----------------------------------------------------- ----------------------------- -------------------------------------
Capinvest, LLC                                          2,750,000 shares                             9%
----------------------------------------------------- ----------------------------- -------------------------------------
George Warash (2)(4)                                    2,420,000 shares                             8%
----------------------------------------------------- ----------------------------- -------------------------------------
Robert Simoneau (2)(4)                                  2,420,000 shares                             8%
----------------------------------------------------- ----------------------------- -------------------------------------

(1)  All common shares carry the same voting rights.
(2) Shares held pursuant to a voluntary lock up arrangement which limits any transfers of the outstanding common shares or shares issued on exercise of warrants, without our consent, prior to January 31, 2003.
(3) Messrs. Simoneau and Warash are the sole beneficiaries of the Trust. Neither acts as trustee for the trust nor has any control over its management. Accordingly, Messrs. Simoneau and Warash disclaim "beneficial ownership" over the shares held in the trust.
(4) George Warash and Robert Simoneau each hold currently exercisable warrants to acquire 506,000 common shares at an exercise price of CDN $.50 per share.

We have 204 shareholders of record and approximately 295 beneficial holders at June 29, 2001. Of those beneficial holders, we believe that approximately 286 are in Canada, representing 23,532,702 common shares, or approximately 83% of the total issued and outstanding shares.

We are not directly or indirectly owned or controlled by any other corporation, person or foreign government.

B.       Related party transactions.

Pursuant to our employment agreements with Messrs. Simoneau and Warash, dated February 1, 2001 and January 31, 2001, respectively, Messrs. Simoneau and Warash assigned to us all right, title and interest in the intellectual property relating to the C-Chip technology.

Pursuant to separate escrow agreements dated January 31, 2001, KALB Trust, Robert Simoneau and George Warash agreed to voluntarily limit any transfer of our common shares held by each of them (5,610,000, 2,420,000 and 2,420,000 shares, respectively), prior to January 31, 2003 or such other time as may be required by such securities exchange on which our shares may become listed.

C.       Interests of experts and counsel.

None.

ITEM 8.  FINANCIAL INFORMATION.

A.       Consolidated Statements and Other Financial Information.

                  EQUILAR CAPITAL CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----

EQUILAR CAPITAL CORPORATION FINANCIAL STATEMENTS
Report of Harris & Partners, Chartered
    Accountants.............................................................F-1

Balance Sheet as at December 31, 2000.......................................F-2

Statement of Operations and Deficit for the period from inception,
    July 13, 2000 to December 31, 2000......................................F-3

Statement of Cash Flows for the period from inception,
    July 13, 2000 to December 31, 2000......................................F-4

Notes to Financial Statements for the period from inception
    July 13, 2000 to December 31, 2000......................................F-5

CREDIT CHIP CORPORATION FINANCIAL STATEMENTS
Report of Desjardins Gagliardi, Chartered Accountants.......................F-9

Balance Sheet - December 31, 2000...........................................F-10

Statement of Income and Deficit - Period of 271 days
    ended December 31, 2000.................................................F-11

Cash Flow Statement - Period of 271 days
    Ended December 31, 2000.................................................F-12

Notes to the Financial Statements - December 31, 2000.......................F-13

PRO-FORMA FINANCIAL STATEMENTS
Notice to Reader by Harris & Partners, Chartered Accountants................F-17

Consolidated Balance Sheet as at December 31, 2000 (Unaudited)..............F-18

Consolidated Statement of Operations for the
    period ended December 31, 2000 (Unaudited)..............................F-19

Notes to Pro-Forma Consolidated Financial Statements
    for the period ended December 31, 2000..................................F-20

EQUILAR CAPITAL CORPORATION CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as at March 31, 2001
    (Unaudited and prepared by Management)..................................F-21

Consolidated Statement of Operations and Deficit
    for the three month period ended March 31, 2001
    (Unaudited and prepared by Management)..................................F-22

Consolidated Statement of Cash Flows for the
    three month period ended March 31, 2001
    (Unaudited and prepared by Management)..................................F-23

Notes to Consolidated Financial Statements for
    the three month period ended March 31, 2001
    (Prepared by Management)...............................................F-24


AUDITORS' REPORT


To the Shareholders of
Equilar Capital Corporation

We have audited the balance sheet of Equilar Capital Corporation as at December 31, 2000 and the statements of operations and deficit and cash flows for the period from inception, July 13, 2000 to December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and the results of its operations and the changes in its cash flows for the period from inception, July 13, 2000, to December 31, 2000 in accordance with generally accepted accounting principles.





Richmond Hill, Ontario                                         Harris & Partners
May 11, 2001                                               Chartered Accountants

EQUILAR CAPITAL CORPORATION
BALANCE SHEET
AS AT DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



ASSETS
Current
    Marketable securities (Note 2)                           $     84,118
                                                             ============

LIABILITIES

Current
    Accounts payable and accrued liabilities                 $     13,476
                                                             ------------


SHAREHOLDERS' EQUITY

Share capital (Note 4)                                            527,189
Deficit                                                          (456,547)
                                                             ------------

                                                                   70,642
                                                             ------------

                                                             $     84,118
                                                             ============






Approved by the board


Director _______________________            Director _______________________



See accompanying notes

                                                                          Page 3
EQUILAR CAPITAL CORPORATION
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIOD FROM INCEPTION, JULY 13, 2000 TO DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


REVENUE                                                                       $     -
                                                                              ------------
EXPENSES
    Decline in value of marketable securities                                      308,327
    Consulting fees                                                                133,520
    Professional fees                                                               11,304
    Office and general                                                               3,396
                                                                              ------------
NET LOSS AND DEFICIT, END OF PERIOD                                           $   (456,547)
                                                                              ============
NET LOSS PER COMMON SHARE (Note 5)                                            $     (0.20)
                                                                              ===========

See accompanying notes

                                                                          Page 4
EQUILAR CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION, JULY 13, 2000 TO DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
    Net loss                                                                  $  (456,547)
        Services provided in exchange for common shares                           133,520
        Decline in value of marketable securities                                 308,327
                                                                              -----------

                                                                                  (14,700)
    Changes in non-cash working capital components
        Accounts payable and accrued liabilities                                   13,476
                                                                              -----------

                                                                                   (1,224)
                                                                              -----------

Effects of exchange rates on cash                                                   1,224

NET INCREASE IN CASH                                                               -
Cash, beginning of period                                                          -
                                                                              -----------

CASH, END OF PERIOD                                                           $    -
                                                                              ===========

SUPPLEMENTARY INFORMATION:

Interest paid                                                                 $    -
                                                                              ===========
Income taxes paid                                                             $    -
                                                                              ===========





See accompanying notes

                                                                          Page 5
EQUILAR CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION, JULY 13, 2000 TO DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These financial statements are prepared in accordance with Canadian generally accepted accounted principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, the company considers all highly liquid investments with a maturity of three months or less from time of purchase to be cash equivalents.

         FINANCIAL INSTRUMENTS

         The company considers the fair value of all financial instruments to be not materially different from their carrying value at year-end.

         MARKETABLE SECURITIES

         Marketable securities are stated at the lower of cost and market value.

         FOREIGN CURRENCY TRANSLATION

         The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the year. Exchange gains or losses are included in operations.

         CURRENCY

         Unless otherwise disclosed all figures are stated in U.S. funds.

         INCOME TAXES

         The company has adopted the new recommendations of the Canadian Institute of Chartered Accountants pertaining to accounting for income taxes. The new standards require the recognition of future income taxes for the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. These new standards also require the company to compute future income taxes using the enacted corporate income tax rates for the years in which the differences will reverse.

                                                                          Page 6
EQUILAR CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION, JULY 13, 2000 TO DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       MARKETABLE SECURITIES

         Waverider Communications Inc. - 56,000 common shares                          $     82,449
         Sasktek Financial Holdings Inc. - 100% owned                                         1,669
                                                                                       ------------
                                                                                       $     84,118
                                                                                       ============


         The market value of the Waverider Communications Inc. common shares at December 31, 2000 was $82,449.

         There is no quoted market value for the Sasktek Financial Holdings Inc. common shares. Effective March 2, 2001, the Company sold the investment in Sasktek Financial Holdings Inc. for $2,500 Canadian.


3.       INCOME TAXES

         A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

         Combined federal and provincial income tax rates                                   44%

         Loss before income taxes                                                      $  (456,547)
                                                                                       ===========

         Expected income tax recovery                                                  $  (201,000)
         Lower effective tax rate on capital losses                                         67,000
         Losses for which tax benefit has not been recorded                                134,000
                                                                                       ------------

         Actual income taxes                                                           $     -
                                                                                       ============


         The significant components of the company's future income taxes are as follows:

         Future income tax assets

         Losses carried forward                                                       $     65,000
         Decline in value of marketable securities                                          67,000
         Valuation allowance                                                              (132,000)
                                                                                      ------------
         Future income taxes                                                          $     -
                                                                                      ============

         The company has approximately $148,000 of tax loss carryforwards which may be applied to reduce taxable income of future years. These losses expire in 2007.

                                                                          Page 7
EQUILAR CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION, JULY 13, 2000 TO DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

4.       SHARE CAPITAL

         Authorized
             Unlimited number of common shares

         Issued
             4,025,000 Common shares                              $    527,189
                                                                  ============

         During the period 1,000 common shares were issued on incorporation for consideration of $6. These shares were subsequently returned to the treasury for consideration of $6.

         During the period the Company acquired 56,000 common shares of Waverider Communications Inc., in exchange for 2,000,000 Common shares. This transaction has been measured at the exchange amount of $392,000.

         During the period the Company acquired all the issued common shares of Sasktek Financial Holdings Inc. in exchange for 25,000 common shares. This transaction has been measured at the exchange amount of $1,669.

         During the period the Company issued 2,000,000 common shares in exchange for consulting services with a value of $133,520. These transactions have been measured at the exchange amount.


5.       NET LOSS PER COMMON SHARE

         During the period, Generally Accepted Accounting Principles ("GAAP") for the calculation and reporting of earnings per share for Canadian companies were amended for years beginning January, 2001, however, earlier and retroactive adoption of the amendments were encouraged. The changes brought Canadian practice in line with U.S. practice. Accordingly, the Company has adopted amended disclosure requirements. Net loss per share has been computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period (2,292,857). The effect of the issuance of common shares and exercise of warrants described in
         Note 6 is not dilutive since they would reduce the loss per share.


6.       SUBSEQUENT EVENTS

         On January 31, 2001, the Company issued 2,475,000 common shares, pursuant to a private placement, for cash consideration of $247,500 in Canadian funds.

         On January 31, 2001, the Company purchased 100% of the outstanding common shares of Credit Chip Corporation. The acquisition will be accounted for as a reverse takeover. Purchase consideration is 22,863,702 common shares and 10,136,298 warrants. Each warrant entitles the holder to acquire 1 common share at $0.50 Canadian per share. The warrants expire January 31, 2003.

         The Board of Directors has approved an employee stock option plan. Under this plan, 650,000 common shares have been reserved for certain employees, directors and officers of the Company. The options will be exercisable at a maximum of $2.00 Canadian per share and have a term of 3 years from the date of issue. The plan must be approved by the shareholders at the annual meeting.

                                                                          Page 8
EQUILAR CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION, JULY 13, 2000 TO DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

7.       INCEPTION

         The company was incorporated under the Ontario Business Corporations Act by Articles of Incorporation dated July 13, 2000.


8.       COMMENTS FOR U.S. READERS

         i) Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the U.S. create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, a disclosure of those differences and a reconciliation with U.S. accounting practices is appropriate for U.S. readers of the financial statements.

         ii) There were no differences in the GAAP between those utilized in Canada and those utilized in the U.S. in these financial statements.


         iii)     Shareholders' equity                    Shares           Amount           Deficit           Total
                  BALANCE, JULY 13, 2000

                  Common shares issued
                    on organization                  $        1,000  $            6  $      -        $           6

                  Organization shares
                    cancelled                                (1,000)             (6)         -                  (6)

                  Shares issued in exchange
                    for Waverider shares                  2,000,000         392,000         -              392,000

                  Shares issued in exchange
                    for Sasktek shares                       25,000           1,669         -                1,669

                  Shares issued for services              2,000,000         133,520         -              133,520

                  Net loss                                  -               -             (456,547)       (456,547)
                                                     --------------  --------------  -------------   -------------
                  BALANCE, DECEMBER 31, 2000         $    4,025,000  $      527,189  $    (456,547)  $      70,642
                                                     ==============  ==============  =============   =============

                                AUDITOR'S REPORT



To the Shareholders of CREDIT CHIP CORPORATION

I have audited the balance sheet of CREDIT CHIP CORPORATION as at December 31, 2000 and the statements of income and deficit and cash flows for the period then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and the results of its operations and its cash flows for the period then ended in accordance with generally accepted accounting principles.


                                               Desjardins Gagliardi

                                               Chartered Accountant


Montreal,

May 17, 2001


================================================================================

CREDIT CHIP CORPORATION

BALANCE SHEET
DECEMBER 31, 2000
================================================================================

                                                      ASSETS
CURRENT
    Cash                                                                        $          14,127
    Sales taxes receivable                                                                 19,393
    Research & Development tax credit                                                      11,923
    Prepaid expenses                                                                          215
    Deposit                                                                                 3,334
----------------------------------------------------------------------------------------------------

                                                                                           48,992

CAPITAL ASSETS (Note 3)                                                                    48,798

OTHER ASSET (Note 4)                                                                        1,200
----------------------------------------------------------------------------------------------------

                                                                                $          98,990

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------


                                                    LIABILITIES

CURRENT
     Accounts payable (Note 5)                                                  $         171,867
----------------------------------------------------------------------------------------------------

                                                SHAREHOLDER'S EQUITY

SHARE CAPITAL (Note 6)                                                                    251,968

DEFICIT                                                                                  (324,845)
----------------------------------------------------------------------------------------------------

                                                                                          (72,877)
----------------------------------------------------------------------------------------------------

                                                                                $          98,990

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------



ON BEHALF OF THE BOARD

________________________________, Director

________________________________, Director



================================================================================

CREDIT CHIP CORPORATION

STATEMENT OF INCOME AND DEFICIT
PERIOD OF 271 DAYS ENDED DECEMBER 31, 2000
================================================================================


REVENUES                                                                                 $   11,921
---------------------------------------------------------------------------------------------------


EXPENSES

     Salaries and fringe benefits                                                           161,032
     Research and development expenses                                                       10,641
     Representation                                                                           7,056
     Rent                                                                                     7,836
     Insurance                                                                                  358
     Transportation and travel                                                                9,213
     Telephone                                                                                2,672
     Office expenses                                                                          4,560
     Repairs and maintenance                                                                  9,470
     Bank charges and interests                                                                 299
     Professional fees                                                                      116,625
     Taxes and permits                                                                          219
     Amortization - capital assets                                                            6,652
     Amortization - other asset                                                                 133
--------------------------------------------------------------------------------------------------

                                                                                            336,766
---------------------------------------------------------------------------------------------------

NET LOSS                                                                                   (324,845)

DEFICIT

     Beginning of period                                                                       --
---------------------------------------------------------------------------------------------------

     End of period                                                                       $(324,845)

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------





================================================================================

CREDIT CHIP CORPORATION

CASH FLOW STATEMENT
PERIOD OF 271 DAYS ENDED DECEMBER 31, 2000
================================================================================

OPERATING ACTIVITIES

      Net loss                                                                            $(324,845)

      Adjustments for:
            Amortization - capital assets                                                     6,652
            Amortization - other asset                                                          133
  -------------------------------------------------------------------------------------------------

                                                                                           (318,060)

      Net changes in non-cash working capital items (Note 7)                                137,003
  -------------------------------------------------------------------------------------------------

                                                                                           (181,057)
  -------------------------------------------------------------------------------------------------


FINANCIAL ACTIVITIES


      Issue of common shares                                                                251,968
  -------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES


      Acquisition of capital assets                                                         (55,450)
      Acquisition of other asset                                                             (1,334)
  -------------------------------------------------------------------------------------------------

                                                                                            (56,784)
  -------------------------------------------------------------------------------------------------



  CASH (AND CASH EQUIVALENTS) INCREASE                                                       14,127

  CASH (AND CASH EQUIVALENTS) BEGINNING OF PERIOD                                                --
  -------------------------------------------------------------------------------------------------

  CASH (AND CASH EQUIVALENTS) END OF PERIOD                                            $     14,127

===================================================================================================


Cash and cash equivalents consist of cash on hand.





================================================================================

CREDIT CHIP CORPORATION

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
================================================================================


1.       STATUTES OF INCORPORATION AND NATURE OF ACTIVITIES

         CREDIT CHIP CORPORATION, was incorporated under the CANADA BUSINESS CORPORATION ACT on April 5, 2000. The company has developed various technology advanced security devices that could be used in many different applications.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)  Capital assets

             Capital assets are accounted for at cost. Amortization is based on their estimated useful life using the following methods and rates.

                                                     Methods                                       Rates
                                                     ---------------------------------------------------
             Office furniture                        Diminishing balance                            20 %
             Machinery and equipment                 Diminishing balance                            20 %
             Computer hardware                       Diminishing balance                            30 %
             Leasehold improvements                  Straight-line                                  20 %

             Purchases of capital assets during the period are amortized at 50% of these rates.

         b)  Incorporation fees

             Incorporation fees are accounted for at cost and amortized on a straight-line method over a period of 10 years.


3.       CAPITAL ASSETS

     ----------------------------------------------------------------------------------------------
                                                                   Accumulated               Net
                                                 Cost             amortization              Value
     ----------------------------------------------------------------------------------------------
     Office furniture                          $ 20,036                $ 2,004             $18,032
     Machinery and equipment                      2,528                    253               2,275
     Computer hardware                           22,136                  3,320              18,816
     Leasehold improvements                      10,750                  1,075               9,675
     ----------------------------------------------------------------------------------------------

                                               $ 55,450                $ 6,652             $48,798

     ==============================================================================================


================================================================================

CREDIT CHIP CORPORATION

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
================================================================================


4.       OTHER ASSET

     ----------------------------------------------------------------------------------------------
                                                                   Accumulated               Net
                                                 Cost             amortization              Value
     ----------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------

     Incorporation fees                        $  1,333                $133               $  1,200

     ==============================================================================================


5.       ACCOUNTS PAYABLE

     -----------------------------------------------------------------------------------
     Trade                                                                     $  24,796
     Accrued expenses                                                              2,833
     Withholding taxes                                                            10,860
     Due to a shareholder, no interests                                          133,378
     -----------------------------------------------------------------------------------

                                                                               $ 171,867

     ===================================================================================

6.       SHARE CAPITAL

         Authorized:

         - Unlimited number of voting and participating Class "A" shares without par value.

         - Unlimited number of Class "B" shares without par value, non voting, non participating, non cumulative dividend of 75 % of the discount rate of the Bank of Canada on a monthly basis, redeemable at the option of the Corporation for the redemption price.

         - Unlimited number of Class "C" shares without par value, non voting, non participating, monthly non cumulative dividend of 1/2 of 1% calculated on the redemption price, redeemable at the option of the Corporation for the redemption price.




================================================================================

CREDIT CHIP CORPORATION

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
================================================================================


6.       SHARE CAPITAL (CONTINUED)

         - Unlimited number of Class "D" shares without par value, non voting, non participating, monthly non cumulative dividend of 4% to 30% as determined by the board of directors calculated on the redemption price, redeemable at the option of the Corporation for a consideration equal to the amount of paid-up capital plus all dividends declared thereon and unpaid.

         - Unlimited number of Class "E" shares without par value, voting, non participating, non cumulative dividend of 7% calculated on the redemption price, redeemable for a consideration equal to the amount of paid-up capital plus all dividends declared thereon and unpaid.


      Issued and fully paid:
-----------------------------------------------------------------------------------------------
      1034.338727 Class A shares                                             $   251,968

      =========================================================================================


         During the period, the company issued 1034.338727 Class "A" shares for a cash consideration of $ 377 826.



7.       NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS

      -------------------------------------------------------------------------------------
      Sales taxes receivable                                                $      (19,393)
      Research & Development tax credit                                            (11,923)
      Prepaid expenses                                                              (3,549)
      Accounts payable                                                             171,868
      -------------------------------------------------------------------------------------

                                                                            $      137,003

      =====================================================================================

8.       CASH FLOWS

         Cash flows from interests are $ 299.


================================================================================

CREDIT CHIP CORPORATION

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2000
================================================================================

9.       COMMITMENTS

         The company leases its office under a lease expiring October 31, 2005. Future minimum lease payments will aggregate $ 85 095 including the following payments over the next five years:

                2001                   2002                   2003                   2004                 2005
      -------------------------------------------------------------------------------------------------------------
              $17,606              $ 17,606                $ 17,606              $ 17,606           $ 14,671

===================================================================================================================


10.      LOSS CARRY FORWARD

         The company can carry forward losses totalling $384,437 (federal) and $396,360 (provincial) for tax purposes. The expiration date for using these losses to reduce taxable income is 2007. The company can carry forward Investment tax credits from Research and Development totalling $17,923. The expiration date for using these Investment tax credits to reduce income taxes payable is 2010.


11.      SUBSEQUENT EVENT

         On January 31, 2001, all the shares of the company were acquired by Equilar Capital Corporation. The transaction was the result of a reverse take-over. The shareholders of the company received shares of Equilar Capital Corporation.



================================================================================

NOTICE TO READER



We have reviewed as to compilation only, the accompanying pro-forma consolidated balance sheet as at December 31, 2000 and the pro-forma consolidated statement of operations for the period then ended of Equilar Capital Corporation which has been prepared for inclusion in the Form 20F. In our opinion, the pro-forma consolidated balance sheet and the pro-forma consolidated statement of operations have been properly compiled to give effect to the transaction and the assumptions described in the note to the financial statements.





Richmond Hill, Ontario                                         Harris & Partners
June 26, 2001                                              Chartered Accountants

                                                                          Page 2
EQUILAR CAPITAL CORPORATION
PRO-FORMA CONSOLIDATED BALANCE SHEET
(U.S. Funds)
AS AT DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


ASSETS

                                                       Equilar            Credit        Pro-forma         Pro-forma
                                                       Capital              Chip      Adjustments
                                                   Corporation       Corporation
Current
    Cash                                          $     -          $     14,142     $      -          $     14,142
    Marketable securities                               84,118           -                 -                84,118
    Sales taxes receivable                              -                19,414            -                19,414
    Research and development
        tax credit receivable                           -                11,935            -                11,935
    Prepaid expenses and sundry assets                  -                 4,755            -                 4,755
                                                  ------------     ------------     ------------     -------------
                                                        84,118           50,246            -               134,364
Capital assets                                          -                48,850            -                48,850
                                                  ------------     ------------     ------------     -------------
                                                  $     84,118     $     99,096     $      -          $    183,214
                                                  ============     ============     ============      ============

LIABILITIES

Current
    Accounts payable and accrued liabilities      $     13,476     $    172,050     $   (133,520)    $      52,006
                                                  ------------     ------------     ------------     -------------


SHAREHOLDERS' EQUITY

Share capital                                          527,189          252,237         (323,027)          456,399
Deficit                                               (456,547)        (325,191)         456,547          (325,191)
                                                  ------------     ------------     ------------     -------------

                                                        70,642          (72,954)         133,520           131,208
                                                  ------------     ------------     ------------     -------------

                                                  $     84,118     $     99,096     $      -         $     183,214
                                                  ============     ============     ============     =============






Unaudited - See accompanying note

                                                                          Page 3
EQUILAR CAPITAL CORPORATION
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. Funds)
FOR THE PERIOD ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                       Equilar            Credit        Pro-forma         Pro-forma
                                                       Capital              Chip      Adjustments
                                                   Corporation       Corporation

REVENUE                                           $     -          $     11,935      $     -          $     11,935
                                                  ------------     ------------      ------------     ------------
EXPENSES
    Decline in value of marketable securities          308,327           -                 -               308,327
    Consulting fees                                    133,520           -                 -               133,520
    Professional fees                                   11,304          123,813            -               135,117
    Office and general                                   3,396           17,598            -                20,994
    Salaries and benefits                               -               161,204            -               161,204
    Research and development                            -                10,652            -                10,652
    Travel                                              -                 9,223            -                 9,223
    Occupancy                                           -                 7,844            -                 7,844
    Amortization                                        -                 6,792            -                 6,792
                                                  ------------     ------------      ------------     ------------

                                                       456,547          337,126            -               793,673
                                                  ------------     ------------      ------------     ------------

NET LOSS, END OF PERIOD                           $   (456,547)    $   (325,191)     $     -          $   (781,738)
                                                  ============     ============      ============     ============

NET LOSS PER COMMON SHARE
    Basic and diluted
    Historical                                                                                        $      (0.03)
                                                                                                      ============
    Pro-forma                                                                                         $      (0.03)
                                                                                                      ============




Unaudited - See accompanying note

                                                                          Page 4
EQUILAR CAPITAL CORPORATION
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Funds)
FOR THE PERIOD ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

         These pro-forma consolidated financial statements have been prepared in connection with purchase of Credit Chip Corporation ("Credit") by Equilar Capital Corporation ("ECC") in a purchase agreement dated January 31, 2001.

         The pro-forma consolidated balance sheet reflects the acquisition as if it took place on December 31, 2000. The pro-forma consolidated income statement reflects the combined operations for the period ended December 31, 2000 as if the acquisition had taken place at the inception of the companies during the period.

         The business combination has been accounted for using the purchase method of accounting known as a "reverse takeover" as the exchange of shares leaves the former shareholders of Credit with the majority of the issued and outstanding shares of ECC. On this basis of accounting, Credit is deemed to be the purchaser, ECC is deemed to be the acquired company and Credit is now the reporting company.

         All of the issued and outstanding shares of Credit were acquired for the consideration of the issuance of 22,863,702 common shares of ECC and 10,136,298 warrants to acquire 10,136,298 common shares of ECC at $0.50 Canadian per share until January 21, 2003.

         The pro-forma adjustments assume the January 31, 2001 conversion of $133,520 of advances into common shares occurred on December 31 2000.

         ECC is deemed to be the acquired company and accordingly, its assets and liabilities were recorded at their fair market values on the acquisition date. The pro-forma acquisition is summarized as follows:

         Current assets                                                $  70,642
         Consideration paid 22,863,702 common shares                   $  70,642

         The financial information for the respective companies is based on audited financial statements. The Credit Chip Corporation financial information was prepared in accordance with Canadian generally accepted accounting principles and was reported on by other auditors without reservation. There are no material differences between Canadian and U.S. generally accepted accounting principles with respect to these financial statements. The exchange rate used to convert the historical income statements was 0.6649, this is the average exchange rate in 2000, for the period from inception, between Canadian and U.S. dollars. The exchange rate used to convert the historical balance sheets was 0.6676, this is the exchange rate at December 31, 2000 between Canadian and U.S. dollars.

                                                                          Page 1
EQUILAR CAPITAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Prepared by Management)
AS AT MARCH 31, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


ASSETS
                                                                               March 31,              December 31,
                                                                                   2001                      2000

Current
    Cash                                                                    $     33,262              $     14,142
    Marketable securities                                                         79,960                    -
    Sales taxes receivable                                                        21,305                    19,414
    Research and Development tax credit receivable                                11,345                    11,935
    Prepaid expenses and sundry assets                                            14,035                     4,755
                                                                            ------------              ------------
                                                                                 159,907                    50,246
Capital assets                                                                    61,926                    48,850
                                                                            ------------              ------------
                                                                            $    221,833              $     99,096
                                                                            ============              ============
LIABILITIES

Current
    Accounts payable and accrued liabilities                                $    223,983              $    172,050
                                                                            ------------              ------------

SHAREHOLDERS' DEFICIENCY

Share capital                                                                    498,329                   252,237
Deficit                                                                         (500,479)                 (325,191)
                                                                            ------------              ------------
                                                                                  (2,150)                  (72,954)
                                                                            ------------              ------------
                                                                            $    221,833              $     99,096
                                                                            ============              ============






Unaudited - See accompanying notes

                                                                          Page 2
EQUILAR CAPITAL CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Prepared by Management)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

EXPENSES
    Salaries and benefits                                                                     $     68,132
    Consulting fees                                                                                 62,612
    Office and general                                                                              19,522
    Research and development                                                                        16,506
    Travel                                                                                           8,782
    Professional fees                                                                                8,044
    Occupancy                                                                                        4,324
    Amortization                                                                                     3,442
                                                                                              ------------
                                                                                                   191,364
                                                                                              ------------

NET LOSS                                                                                          (191,364)
Deficit, beginning of period                                                                      (309,115)
                                                                                              ------------

DEFICIT, END OF PERIOD                                                                        $   (500,479)
                                                                                              ============

NET LOSS PER COMMON SHARE                                                                     $      (0.01)
                                                                                              ============









Unaudited - See accompanying notes

                                                                          Page 3
EQUILAR CAPITAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(PREPARED BY MANAGEMENT)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
    Net loss                                                   $   (191,364)
    Adjustment for items not affecting cash
        Amortization                                                  3,442
        Foreign exchange                                              4,275
                                                               ------------
                                                                   (183,647)
        Changes in non-cash working capital components
        Accounts payable and accrued liabilities                     38,456
        Sales tax receivable                                         (1,891)
        Research and development tax credit receivable                  590
        Prepaid expenses                                             (9,280)
                                                                -----------
                                                                   (155,772)
                                                                -----------

INVESTMENT ACTIVITIES
    Acquisition of capital assets                                   (16,518)
    Acquisition of subsidiary                                        30,143
                                                                -----------

                                                                     13,625
                                                                -----------

FINANCING ACTIVITIES
    Advances from shareholder                                       126,920
    Issue of common shares                                           34,347
                                                                -----------

                                                                    161,267
                                                                -----------

NET INCREASE IN CASH                                                 19,120
Cash, beginning of period                                            14,142
                                                                -----------

CASH, END OF PERIOD                                             $    33,262
                                                                ===========





Unaudited - See accompanying notes

                                                                          Page 4
EQUILAR CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by Management)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


1.       ACCOUNTING POLICIES

         The accounting policies and methods followed in preparing these financial statements are those used by Equilar Capital Corporation ("the Company") as set out in the December 31, 2000 audited financial statements. However, the unaudited financial statements for the three months ended March 31, 2001 do not conform in all respects to the disclosure and information that is required by generally accepted accounting principles in Canada for annual financial statements. For further information, see the Company's December 31, 2000 audited financial statements.

         The enclosed unaudited financial statements for the three months ended March 31, 2001 conforms with generally accepted accounting principles in Canada for financial reporting for interim financial reporting.

         In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended March 31, 2001 is not indicative of the results that may be expected for the full year ended December 31, 2000.


2.       BASIS OF CONSOLIDATION

         The consolidated financial statements for the three-month period ended March 31, 2001 include the accounts of Equilar Capital Corporation ("ECC") and its wholly owned subsidiary, Credit Chip Corporation ("Credit"). All of the issued and outstanding shares of Credit were acquired on January 31, 2001 for the consideration of the issuance of 22,863,702 common shares of ECC and 10,136,298 warrants to acquire 10,136,298 common shares of ECC at $0.50 Canadian per share until January 21, 2003.

         The business combination has been accounted for using the purchase method of accounting known as a "reverse takeover" as the exchange of shares leaves the former shareholders of Credit with the majority of the issued and outstanding shares of ECC. On this basis of accounting, Credit is deemed to be the purchaser, ECC is deemed to be the acquired company and Credit is now the reporting company. The consolidated financial statements include the results of operations of Credit and the operations of ECC since the date of acquisition.

         ECC is deemed to be the acquired and accordingly, its assets and liabilities were recorded at their fair market values on the acquisition date. The acquisition is summarized as follows:

         Current assets                                 $    100,785
         Note receivable                                     126,920
                                                        ------------
                                                        $    227,705
                                                        ============
         Considerations paid
             22,863,702 common shares                   $    227,705
                                                        ============


                                                                          Page 5
EQUILAR CAPITAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by Management)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



3.       SEGMENTED INFORMATION

         The Company operates in one industry segment and is engaged in the development of security technology.


4.       CURRENCY

         Unless otherwise disclosed, all figures are stated in U.S. funds.


5.       INCOME TAXES

         At March 31, 2001, the Company's income tax expense was $Nil.


6.       EARNINGS PER SHARE

         The earnings per share figures are calculated using the weighted monthly average number of common shares outstanding during the period. The exercise of warrants would be antidilutive and therefore is not included in this calculation.


7.       SHARE CAPITAL

         Authorized
            Unlimited  number of special shares issuable in series with the designations, privileges and restrictions as assigned by
                       the board of directors
            Unlimited  number of common shares
         Issued
           29,363,702  Common shares                                                                  $    785,265
                                                                                                      ============


8.       COMPARATIVE FIGURES

         Comparative figures for the consolidated statement of operations and deficit and the consolidated statement of cash flows have not been presented as the the company commenced operations subsequent to the comparative period.

B.       Significant Changes.

No significant changes have occurred since the period ended March 31, 2001.

ITEM 9.    THE OFFER AND LISTING.

A.       Offer and listing details.

Not applicable.

B.       Plan of distribution.

Not applicable.

C.       Markets.

Our common shares are currently listed on the CUB, but we are not listed on any share exchange or other regulated market, and no such applications are pending or anticipated.

D.       Selling shareholders.

Not applicable.

E.       Dilution.

Not applicable.

F.       Expenses of the issue.

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION.

A.       Share capital.

As of June 29, 2001, we have issued and outstanding 29,363,702 fully-paid common shares, all without par value. We are authorized to issued an unlimited number of such shares. All outstanding shares have been issued on various dates commencing in July 2000. Of this total, 2,475,000 shares were issued in a private placement for cash at a price of CDN $.10 per share.

We have 10,136,298 share purchase warrants authorized and outstanding, each entitling the holder to one share on exercise. These warrants are all fully vested and exercisable until January 31, 2003, at CDN $0.50 per share. Approximately ten percent of the warrants are held by Robert Simoneau and George Warash.

The following table sets forth our common share capital history since the date of our inception (all amounts are in Canadian dollars).

                               Number of     Price Per           Value of
Date of Issue                    Shares        Share           Consideration            Explanation
---------------------------    -----------   ----------        -------------            --------------------------------
July 13, 2000                        1,000   nominal            nominal                 Organization of company
                                                                                        (cancelled on July 27, 2000
                                                                                        after funding)

July 20, 2000                    2,000,000   $0.29145           $582,900                Acquisition of 56,000 shares of
                                                                                        Waverider Communications

November 3, 2000                    25,000   nominal            nominal                 Acquisition of Sasktek
                                                                                        Financial Holdings Inc.

November 6, 2000                 2,000,000   $0.10              $200,000                Compensation due under
                                                                                        Consulting Agreements

January 31, 2001                22,863,702   $0.10              $2,286,370              Acquisition of Credit Chip

January 31, 2001                 2,475,000   $0.10              $247,500                Private placement
                                                                 (cash)

All share issuances and authorizations of issuances have been properly validated or authorized by resolutions of our Board of Directors and, when required, by our shareholders.

B.       Memorandum and articles of association.

We were created by Articles of Incorporation dated July 13, 2000, and registered by the Director of the Ontario Ministry of Consumer and Commercial Relations as corporation number 1429280. Our Articles do not provide for particular objects or purposes of the corporation.

Our by-laws prohibit a Director from voting on a resolution to approve any proposal, arrangement or contract in which the Director is materially interested, except as provided for under Ontario's Business Corporations Act (the "Corporations Act"). Pursuant to the Corporations Act, Directors may cast a vote when the proposal deals primarily with his or her own remuneration as a Director.

Pursuant to our by-laws, the Board of Directors may, from time to time, on behalf of the company, without the authorization of shareholders, borrow money on our credit, and issue a guarantee or other evidence of such indebtedness, including mortgages and pledges. The Directors may, by resolution, amend this borrowing power. Additionally, there is no retirement age requirement for Directors and they need not be shareholders. Our Articles do not address any of the above matters.

Our Articles do not provide for any rights, privileges or restrictions on our common shares. Our by-laws provide for dividends to be issued at the discretion of the Board, and they may be paid in money, property or by the issuance of fully-paid shares of our company or options/rights to acquire fully-paid shares of our company. Any dividend unclaimed after a period of six years from the date on which the dividend was declared payable shall be forfeited and shall revert to us. Our common shares carry full voting rights and each common share has one vote. All Directors retire at each annual meeting of shareholders but may be re-elected if eligible. There are no provisions in our Articles or by-laws for cumulative voting or rights to share in our profits. The Corporations Act provides for the pro-rata distribution of surplus property to shareholders upon liquidation. There are no provisions in our Articles or by-laws with respect to redemption, sinking funds, liability to further capital calls by us or discrimination against existing or prospective shareholders owning a substantial number of shares.

Our Articles and by-laws are silent on changing the rights of shareholders; however, the Corporations Act requires the passage of a special resolution of the shareholders, passed by a two-thirds majority, to change the rights of a class of shareholders.

Annual general and extraordinary meetings of shareholders may be called by giving at least 21 but not more than 50 days' notice, in writing, to all shareholders, unless such notice is waived by all shareholders. Only those entitled to vote at such meetings (shareholders of record as of the set record date) are entitled to be present at the meeting. The Directors and auditor, although not entitled to vote, are entitled to attend as well. Any other person may be admitted only on the invitation of the Chairman of the meeting or with the consent of those present at the meeting.

There are no limitations on non-resident or foreign ownership of shares or voting rights.

Under the Corporations Act, any changes to our Articles, including adding any restrictions (as none currently exist) on shares, require approval of a two-thirds majority of the shareholders. Our Articles contain no provisions with respect to this matter.

C.       Material Contracts.

We are party to three consulting agreements entered into as of November 6, 2000, all for three-year terms automatically renewable for successive one-year terms. The first agreement is with BRC Management Inc. and is for management and administrative services. The fee payable under this Agreement is CDN $30,000 per annum. The second agreement is with Arcturus Financial Services Corporation and is for technical and management consulting services relating to our general corporate finance activities, including structure and execution of acquisitions and divestitures; business and finance advice; analysis and negotiation of the terms and conditions relating to underwriting and/or financing arrangements; and coordination of promotional, marketing and investor identification efforts. The fee payable under this Agreement is CDN $30,000 per annum. The third agreement is with AP Marketing Inc. and is for investor relations services. The fee payable under this agreement is CDN $60,000 per annum. While the consultants were not related to us when we entered into the agreement, in each case, the Consultants have elected, in accordance with their agreements, to receive their remuneration in the form of common shares, valued at the prevailing market rate on the date of issuance. As a result, they own 376,000, 270,450 and 1,000,000 shares, respectively, and may acquire additional shares in the future.

We have entered into an employment agreement with George Warash, commencing as of January 31, 2001. Under the agreement, Mr. Warash receives an annual salary of CDN $124,800 plus health benefits within 12 months of the commencement of the agreement. Mr. Warash's salary will be reviewed annually under the agreement and adjusted according to his performance and market indications for comparable positions. The agreement also includes a monthly vehicle allowance of CDN $700, plus the amount of all maintenance and operating costs relating to such vehicle. In addition, Mr. Warash is provided with the use of a personal computer, a high speed internet link for work at his home office and a cellular phone at the expense of the Company.

Pursuant to separate escrow agreements dated January 31, 2001, KALB Trust, Robert Simoneau and George Warash agreed to voluntarily limit any transfer of our common shares held by each of them (5,610,000, 2,420,000 and 2,420,000 shares, respectively), prior to January 31, 2003 or such other time as may be required by such securities exchange on which our shares may become listed.

We entered into an employment agreement with Robert Simoneau, commencing as of February 1, 2001. Under the agreement, Mr. Simoneau receives an annual salary of CDN $124,800 plus health benefits within 12 months of the commencement of the agreement. Mr. Simoneau's salary will be reviewed annually under the agreement and adjusted according to his performance and market indications for comparable positions. The agreement also includes a monthly vehicle allowance of CDN $700, plus the amount of all maintenance and operating costs relating to such vehicle. In addition, Mr. Simoneau is provided with the use of a personal computer, a high speed internet link for work at his home office and a cellular phone at the expense of the Company.

D. Exchange controls.

There are currently no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

To further Canada's commitment to fight organized crime both domestically and abroad, the Federal government has introduced new legislative measures that significantly strengthen Canada's anti-money laundering regime. The Proceeds of Crime (Money Laundering) Act (the "Crime Act"), which received Royal Assent on June 29, 2000, was developed after extensive consultations with the provinces and territories as well as stakeholders throughout Canada. The Crime Act legislates specific measures aimed at assisting in the detection and deterrence of money laundering and facilitating the investigation and prosecution of money laundering offenses.

The Crime Act provides for the creation of the Financial Transactions and Reports Analysis Centre of Canada ("FINTRAC"), an agency that will receive and analyze reports from financial institutions and other financial intermediaries. If FINTRAC determines, on the basis of its analysis, that there are reasonable grounds to suspect that the information would be relevant to investigating or prosecuting a money laundering offense, it will disclose information to the appropriate authorities in accordance with the Crime Act.

To combat the international dimension of money laundering, the new Crime Act has created a number of requirements for those who import, export, or transport currency and monetary instruments across Canadian borders. This Section of the Crime Act is not expected to be implemented until late in 2001, and the regulations to be enacted are still under consultation. Transactions over a specified dollar amount (not yet set but expected to be CDN $10,000) will be subject to these regulations.

E.       Taxation.

Our shares will generally constitute capital property to a holder unless the holder holds such shares in the course of carrying on a business of trading or dealing in securities or has acquired the shares as part of an "adventure in the nature of trade". In circumstances where our shares may not constitute capital property to a particular holder, the holder may be entitled to elect to cause such shares to constitute capital property by making the irrevocable election in subsection 39(4) of the Tax Act to treat all Canadian securities as capital property.

The Tax Act contains "mark-to-market rules" relating to securities held by certain "financial institutions" as defined in the Tax Act. For taxation years of financial institutions beginning after October 1994, the mark-to-market rules generally preclude such institutions from obtaining capital gains treatment in respect of gains realized from a disposition of shares of corporations (other than shares of a corporation in which the institution has a "significant interest"), and such institutions are precluded from making the election under subsection 39(4) of the Tax Act.

Capital gains realized by an individual shareholder may be subject to an alternative minimum tax. The Tax Act provides that the tax payable by individuals (other than certain trusts) will be equal to the greater of the tax otherwise determined and an alternative minimum tax. For purposes of computing the alternative minimum tax, one-quarter of all capital gains are added back to the shareholder's income as otherwise determined.

We would consider withholding tax at the source upon payment of any dividend to shareholders.

We are aware of no reciprocal tax treaties between Canada and the United States.

F.       Dividends and paying agents.

Not applicable.

G.       Statement by experts.

Not applicable.

H.       Documents on display.

Documents may be inspected at our principal executive offices at 25 Toronto Street, Suite 200, Toronto, Ontario, Canada.

I.       Subsidiary information.

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our only investment is 56,000 shares in Waverider Communications Inc. (NASDAQ:WAVC). These shares represent 0.089% of the outstanding 62,855,000 shares of that company. These shares were acquired on July 21, 2000 in a non-cash transaction based on a market price of U.S. $7.00 per share and funded through the issuance of 2,000,000 of our shares (valued at $0.29 per share). The 52-week high and low for the Waverider shares is $12.875 and $1.031 respectively. As of June 29, 2001, the shares were trading in the U.S. $1.60 range. As the price of these shares is now close to its 52-week low, it is anticipated to remain near its current level or drop slightly, depending on the general trend in high-tech shares. As we invested no cash, the performance of the holding will have no material impact on our financial performance.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

                                     PART II

Not applicable.

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS.

See Item 8.A, which contains our financial statements prepared in accordance with United States generally accepted accounting principles.

ITEM 18.   FINANCIAL STATEMENTS.

Not applicable.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                           EQUILAR CAPITAL CORPORATION



                                           By: /s/ ROBERT SIMONEAU
                                               ---------------------------
                                                Robert Simoneau, President

ITEM 19. EXHIBITS.

EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
         1.1                                Articles of Incorporation

         1.2                                By-laws of the Company

         4.1                                Escrow Agreement with KALB Trust

         4.2                                Escrow Agreement with Robert Simoneau

         4.3                                Escrow Agreement with George Warash

         4.4                                Employment Agreement with Robert Simoneau

         4.5                                Employment Agreement with George Warash

         4.6                                Employment Agreement with Stephane Solis

         4.7                                Employment Agreement between Stephane Solis and the
                                            Company's subsidiary, Credit Chip Corporation

         4.8                                Consulting Agreement with Arcturus Financial Services
                                            Corporation

         4.9                                Consulting Agreement with BRC Management Inc.

         4.10                               Consulting Agreement with AP Marketing Inc.

         8.1                                List of Subsidiaries